Filed Pursuant to Rule 424(b)(3)
Registration No. 333-208780

The information in this prospectus supplement is not complete and may be changed. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. This prospectus supplement is not an offer to sell these securities and is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION DATED JANUARY 18, 2018

PROSPECTUS SUPPLEMENT TO PROSPECTUS DATED JANUARY 2, 2018

US$

Republic of the Philippines

        % Global Bonds due

The Republic of the Philippines (the “Republic”) will pay interest on the global bonds on                      and                     in each year. The first interest payment on the global bonds will be made on            , 2018 in respect of the period from (and including)             , 2018 to (but excluding)             , 2018. The Republic may not redeem the global bonds prior to their maturity. The global bonds will mature at par on                    .

The global bonds will be the direct, unconditional, unsecured and general obligations of the Republic and will rank without any preference among themselves and equally with all other present and future unsecured and unsubordinated external indebtedness of the Republic. It is understood that this provision shall not be construed so as to require the Republic to make payments under the global bonds ratably with payments being made under any other external indebtedness of the Republic.

The global bonds will be designated Collective Action Securities issued under a fiscal agency agreement, as supplemented by a supplement to the fiscal agency agreement to be executed on or before the settlement date, and constitute a separate series of debt securities under the fiscal agency agreement. The fiscal agency agreement will contain provisions regarding future modifications to the terms of the global bonds that differ from those applicable to the Republic’s outstanding external public indebtedness issued prior to             , 2018. Under these provisions, which are described in the section entitled “Description of the Global Bonds,” the Republic may, among other things, amend the payment provisions of any series of debt securities (including the global bonds) and other reserve matters listed in the fiscal agency agreement with the consent of the holders of: (i) with respect to a single series of debt securities, more than 75% of the aggregate principal amount of the outstanding debt securities of such series; (ii) with respect to two or more series of debt securities, if certain “uniformly applicable” requirements are met, more than 75% of the aggregate principal amount of the outstanding debt securities of all series affected by the proposed modification, taken in the aggregate; or (iii) with respect to two or more series of debt securities, more than 66 2/3% of the aggregate principal amount of the outstanding debt securities of all series affected by the proposed modification, taken in the aggregate, and more than 50% of the aggregate principal amount of the outstanding debt securities of each series affected by the proposed modification, taken individually.

The offering of the global bonds is conditional on the receipt of certain approvals of the Monetary Board of the Bangko Sentral ng Pilipinas, the central bank of the Republic.

The global bonds are being offered globally for sale in the jurisdictions where it is lawful to make such offers and sales. Application has been made to admit the global bonds to listing on the Official List of the Luxembourg Stock Exchange and to trading on the Euro MTF Market (“Euro MTF”). We cannot guarantee that the application to the Luxembourg Stock Exchange will be approved, and settlement of the global bonds is not conditional on obtaining the listing.

We expect to deliver the global bonds to investors in registered book-entry form only through the facilities of The Depository Trust Company (“DTC”), Clearstream Banking, S.A. (“Clearstream, Luxembourg”), and Euroclear Bank, S.A./N.V. (“Euroclear” or the “Euroclear System” ), on or about            , 2018.

	Per Bond		Total
Price to investors		%	US$
Underwriting discounts and commissions		%	US$
Proceeds, before expenses, to the Republic		%	US$

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Joint Global Coordinators, Joint Lead Managers and Joint Bookrunners

Citigroup	Standard Chartered Bank

Joint Lead Managers and Joint Bookrunners

Credit Suisse	Deutsche Bank Securities	Morgan Stanley	UBS

The date of this prospectus supplement is            , 2018.

[THIS PAGE INTENTIONALLY LEFT BLANK]

You should read this prospectus supplement along with the prospectus that accompanies it. You should rely only on the information contained or incorporated by reference in this document and the accompanying prospectus or to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. This document and the accompanying prospectus may only be used for the purposes for which they have been published. The information in this prospectus supplement and the accompanying prospectus may only be accurate as of the date of this prospectus supplement or the accompanying prospectus, as applicable. Terms used herein but not otherwise defined shall have the meaning given to them in the prospectus that accompanies this prospectus supplement.

INTRODUCTORY STATEMENTS

The Republic accepts responsibility for the information that is contained in this prospectus supplement and the prospectus that accompanies it. To the best of the knowledge and belief of the Republic (which has taken all reasonable care to ensure that such is the case), the information contained in this prospectus supplement and the accompanying prospectus is in accordance with the facts and does not omit anything likely to affect the import of such information.

The Republic is a foreign sovereign state. Consequently, it may be difficult for you to obtain or realize upon judgments of courts in the United States against the Republic. See “Description of the Securities—Description of the Debt Securities—Jurisdiction and Enforceability” in the accompanying prospectus.

The distribution of this prospectus supplement and the accompanying prospectus and the offering of the global bonds may be legally restricted in some countries. If you wish to distribute this prospectus supplement or the accompanying prospectus, you should observe any applicable restrictions. This prospectus supplement and the accompanying prospectus should not be considered an offer, and it is prohibited to use them to make an offer, in any state or country in which the making of the offering of the global bonds is prohibited. For a description of some restrictions on the offering and sale of the global bonds and the distribution of this prospectus supplement and the accompanying prospectus, see “Underwriting” on page S-27.

This document is only being distributed to and is only directed at (i) persons who are outside the United Kingdom and (ii) to investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). The global bonds are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such global bonds will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

All references in this prospectus supplement (a) to the “Republic” or the “Philippines” are to the Republic of the Philippines, (b) to the “Government” are to the national government of the Philippines and (c) to “Bangko Sentral” or “BSP” are to Bangko Sentral ng Pilipinas, the central bank of the Philippines.

Unless otherwise indicated, all references in this prospectus supplement to “₱” are to the lawful national currency of the Philippines, those to “dollars,” “U.S. dollars,” “US$” or “$” are to the lawful currency of the United States of America.

SUMMARY OF THE OFFERING

This summary highlights information contained elsewhere in this prospectus supplement and the accompanying prospectus. You should read the entire prospectus supplement and the accompanying prospectus carefully.

Issuer	Republic of the Philippines.

Bonds	US$ % Global Bonds due .

Interest	The global bonds will bear interest at % from , 2018, payable semi-annually in arrears.

Issue Date	, 2018.

Interest Payment Dates	and of each year, payable to the persons who are registered holders thereof at the close of business on the preceding or , as applicable, whether or not a business day. The first interest payment will be made on , 2018 in respect of the period from (and including) , 2018 to (but excluding) , 2018.

Maturity Date

Issuer Redemption	The Republic may not redeem the global bonds prior to maturity.

Status of Bonds	The global bonds will be direct, unconditional, unsecured and general obligations of the Republic and will rank without any preference among themselves and equally with all other present and future unsecured and unsubordinated External Indebtedness (as defined in the accompanying prospectus) of the Republic. It is understood that this provision shall not be construed so as to require the Republic to make payments under the global bonds ratably with payments being made under any other external indebtedness of the Republic. The full faith and credit of the Republic will be pledged for the due and punctual payment of all principal and interest on the global bonds. See “Description of the Securities—Description of the Debt Securities—Status of Bonds” in the accompanying prospectus and “Description of the Global Bonds.”

Negative Pledge

With certain exceptions, the Republic has agreed that it will not create or permit to subsist any Lien (as defined in the accompanying prospectus) on its revenues or assets to secure External Public Indebtedness (as defined in the accompanying prospectus) of the Republic, unless at the same time or prior thereto, the global bonds are secured at least equally and ratably with such External Public Indebtedness. The international reserves of Bangko Sentral represent substantially all of the official gross international reserves of the Republic. Because Bangko Sentral is an independent entity, the Republic and Bangko Sentral believe that the international reserves owned by Bangko Sentral are not subject to the negative pledge covenant in the global bonds and that Bangko Sentral could in the future incur External Public Indebtedness secured by such reserves without securing amounts payable under the global bonds. See “Description of the Securities—Description of the Debt Securities—Negative Pledge Covenant” in the accompanying prospectus.

Taxation	The Republic will make all payments of principal and interest in respect of the global bonds free and clear of, and without withholding or deducting, any present or future taxes of any nature imposed by or within the Republic, unless required by law. In that event, the Republic will pay additional amounts so that the holders of the global bonds receive the amounts that would have been received by them had no withholding or deduction been required, subject to certain exceptions. See “Description of the Securities—Description of the Debt Securities—Additional Amounts” in the accompanying prospectus.

Collective Action Clauses	The global bonds will be designated Collective Action Securities issued under a fiscal agency agreement, as supplemented by a supplement to the fiscal agency agreement to be executed on or before the settlement date, and constitute a separate series of debt securities under the fiscal agency agreement. The fiscal agency agreement contains provisions regarding future modifications to the terms of the global bonds that differ from those applicable to the Republic’s outstanding external public indebtedness issued prior to , 2018. Under these provisions, which are described in the section entitled “Description of the Global Bonds,”, the Republic may, among other things, amend the payment provisions of any series of debt securities (including the global bonds) and other reserve matters listed in the fiscal agency agreement with the consent of the holders of: (i) with respect to a single series of debt securities, more than 75% of the aggregate principal amount of the outstanding debt securities of such series; (ii) with respect to two or more series of debt securities, if certain “uniformly applicable” requirements are met, more than 75% of the aggregate principal amount of the outstanding debt securities of all series affected by the proposed modification, taken in the aggregate; or (iii) with respect to two or more series of debt securities, more than 66 2/3% of the aggregate principal amount of the outstanding debt securities of all series affected by the proposed modification, taken in the aggregate, and more than 50% of the aggregate principal amount of the outstanding debt securities of each series affected by the proposed modification, taken individually.

Cross-Defaults

Events of default with respect to the global bonds include (i) if the Republic fails to make a payment of principal, premium, prepayment charge or interest when due on any External Public Indebtedness with a principal amount equal to or greater than $25,000,000 or its equivalent, and this failure continues beyond the applicable grace period; or (ii) if any External Public Indebtedness of the Republic or the central monetary authority in principal amount equal to or greater than $25,000,000 is accelerated, other than by optional or mandatory prepayment or redemption. See “Collective Action Securities—Events of Default: Cross Default and Cross Acceleration” in the accompanying prospectus.

Listing	The Republic is offering the global bonds for sale in the United States and elsewhere where such offer and sale is permitted. Application has been made to admit the global bonds to listing on the Official List of the Luxembourg Stock Exchange and to trading on the Euro MTF. The Republic cannot guarantee that the application to the Luxembourg Stock Exchange will be approved, and settlement of the global bonds is not conditional on obtaining the listing.

Form, Denomination and Registration	The global bonds will be issued in fully registered form in minimum denominations of $200,000 and integral multiples of $1,000 in excess thereof. The global bonds will be represented by one or more global securities registered in the name of a depositary, its nominee or a custodian. Beneficial interests in the global securities will be shown on, and the transfer thereof will be effected only through, records maintained by the depositary and its direct and indirect participants.

Settlement of all secondary market trading activity in the global bonds will be made in immediately available funds. See “Description of the Securities—Description of the Debt Securities—Global Securities” in the accompanying prospectus.

Further Issues	The Republic may from time to time, without notice to or the consent of the registered holders of the global bonds, issue further bonds which will form a single series with the global bonds. See “Collective Action Securities—Further Issues of Debt Securities” in the accompanying prospectus.

Use of Proceeds	The Republic intends to use the net cash proceeds from the sale of the global bonds to pay the purchase price and accrued interest for the bonds that it purchases pursuant to its invitation for offers (the “Invitation for Offers”) in respect of certain series of the Republic’s foreign currency-denominated bonds (the “Old Bonds”) announced on January 18, 2018, as well as expenses incurred by the Republic in that transaction. The Republic may also use any proceeds for general purposes of the Republic, including budgetary support.

Fiscal Agent	The Bank of New York Mellon (as successor in interest to JPMorgan Chase Bank, N.A.).

Governing Law	The Fiscal Agency Agreement (as defined below) and the global bonds will be governed by and interpreted in accordance with the laws of the State of New York. The laws of the Republic will govern all matters governing authorization and execution of the Fiscal Agency Agreement and the global bonds by the Republic.

Conflicts of Interest	As described in the “Use of Proceeds,” the Republic intends to use a portion of the net cash proceeds from the sale of the global bonds to pay the purchase price and accrued interest for the Old Bonds it purchases pursuant to the Invitation for Offers. Standard Chartered Bank and/or its respective affiliates may be a holder of certain of the Old Bonds as set forth in the Invitation for Offers and may, together with its respective affiliates, receive 5% or more of the proceeds from the offering of global bonds. Because of the manner in which the net proceeds are being used, the offering of global bonds will be conducted in accordance with Financial Industry Regulatory Authority (“FINRA”) Rule 5121. In accordance with that rule, the appointment of a “qualified independent underwriter” is not necessary in connection with the offering of global bonds because the securities offered hereby are investment-grade rated. Accordingly, the offering of global bonds is being made in compliance with the requirements of FINRA Rule 5121. Additionally, client accounts over which Standard Chartered Bank has investment discretion are not permitted to purchase the global bonds, either directly or indirectly, without the specific written approval of the accountholder.

USE OF PROCEEDS

The Republic intends to use the net cash proceeds from the sale of the global bonds to pay the purchase price and accrued interest for the bonds that it purchases pursuant to its Invitation for Offers, as well as expenses incurred by the Republic in that transaction. The Republic may also use any proceeds for general purposes of the Republic, including budgetary support. None of the underwriters shall have any responsibility for the application of the net cash proceeds from the sale of the global bonds.

RECENT DEVELOPMENTS

The information contained in this section supplements the information about the Republic corresponding to the headings below that is contained in Exhibit 99.D to the Republic’s annual report on Form 18-K for the fiscal year ended December 31, 2016. To the extent the information in this section differs from the information contained in such annual report, you should rely on the information in this section. Capitalized terms not defined in this section have the meanings ascribed to them in the annual report.

Summary Economic Information of the Republic of the Philippines

As of September 30, 2017, Government debt at end of period as a percentage of GDP at then-current market prices was 41.7% when calculated using GDP for the 12-month period ended September 30, 2017.

Internal Conflict with Rebel Groups

On January 9, 2018, the Moro Islamic Liberation Front and the Moro National Liberation Front announced that they had signed an alliance for the purposes of resisting Islamic State inspired militant groups in the Central Mindanao region.

As of January 9, 2018, fighting over the holidays between pro-Islamic State group Bangsamoro Islamic Freedom Fighters and Philippines security forces had resulted in the deaths of over 20 people including militants, security force members, and a Teduray tribal leader. Approximately 5,000 Teduray indigenous people have been trapped in their villages due to the fighting.

Marawi Siege

As of January 10, 2018, the Government’s death toll from the months-long siege had been calculated at 168. On January 5, 2018, the head of rehabilitation efforts in Marawi City said that the fighting had cost more than ₱17 billion in property damage and opportunity lost. The Government is planning to rebuild the city.

Asian Development Bank Aid Package

In January 2018, the ADB signed a $380 million loan agreement with the Philippines meant to improve links between Mindanao and international trade. The Philippines and ADB also formalized a $300 million loan agreement for a program aimed at capital market reforms.

Japan International Cooperation Agency Aid Package

In January 2018, JICA committed to provide a loan for the rehabilitation and maintenance of the Metro Rail Transit Line 3. JICA will conduct a feasibility study in January and February of 2018 to assess the system’s status.

Territorial Dispute over the West Philippine Sea

On January 9, 2018, Defense Secretary Delfin Lorenzana stated that the Philippines will make a diplomatic protest to China over an artificial island in the West Philippine Sea that appears to have been transformed into an airbase, despite promises by Beijing not to militarize the islands.

Prices, Employment and Wages

Inflation

In 2017, the consumer price index recorded average inflation of 3.2%, a higher rate of inflation than the average inflation of 1.8% recorded in 2016. The price indices for food and non-alcoholic beverages posted average inflation of 3.7% in 2017 compared to average inflation of 2.5% in 2016. The price indices for housing, water, electricity, gas, and other fuels posted average inflation of 3.2% in 2017 compared to the average deflation of 0.2% in 2016. The price indices for transport posted an average inflation of 3.3% in 2017 compared to an average inflation of 0.3% in 2016. These factors were partially offset by education, which experienced a lower average inflation rate of 2.1% in 2017 compared to 2.6% in 2016.

Employment and Wages

According to preliminary 2017 figures, the total number of employed persons in the Republic was estimated at 40.3 million people. The unemployment rate was estimated at 5.7%, an increase from the 5.5% rate recorded as of the end of 2016. Both the rate of labor force participation and the rate of underemployment experienced a decrease, from 63.4% and 18.3%, respectively, as of the end of 2016 to an estimated 61.2% and 16.1%, respectively in 2017. As in previous years, workers in the Republic were employed primarily in the service sector, representing an estimated 56.3% of the total employed population in the Republic. Workers in wholesale and retail trade; repair of motor vehicles and motorcycles comprised an estimated 19.6% of the total employed. The agriculture sector and the industry sector comprised an estimated 25.4% and 18.3%, respectively, of the total employed in 2017.

In 2017, according to preliminary figures, an estimated 46.7% of the total unemployed population consisted of young people aged 15 to 24 years old, lower than the 48.4% estimated for 2016. In terms of gender, the female population represented an estimated 34.4% of the unemployed workforce in 2017, whereas the male population represented an estimated 65.6% of the unemployed workforce during the same period.

Balance of Payments

Foreign Direct Investment

According to preliminary data, in the first ten months of 2017, net inflows of foreign direct investment were $7.9 billion, 20.5% higher than the $6.5 billion recorded in the same period in 2016. This included $1,519.8 million of foreign direct investment from Europe in the first ten months of 2017 compared to $151.8 million for the same period in 2016. Foreign direct investment from Japan decreased period-over-period from $923.6 million for the first ten months of 2016 to a deficit of $2.6 million in the first ten months of 2017.

Net foreign direct investment in the electricity, gas, steam and air conditioning supply industry increased to $1,269.9 million in the first ten months of 2017 from $64.2 million for the same period in 2016. The manufacturing industry also saw an increase from $152.1 million in the first ten months of 2016 to $852.3 million in the first ten months of 2017. This growth was partially offset by a decrease of net foreign direct investment in the financial and insurance activities industry from $990.9 million in the first ten months of 2016 to $88.2 million for the same period in 2017.

The contribution of new equity investments to net inflows of foreign direct investments increased in the first ten months of 2017 by 54.7% to $2.6 billion compared to $1.7 billion for the same period in 2016.

International Reserves

Preliminary data indicate that gross international reserves were $81.5 billion as of December 31, 2017, an increase of 1.0% from the $80.7 billion recorded as of December 31, 2016. The increase in 2017 was mainly due to an increase in foreign exchange to $5.7 billion as of December 31, 2017 from $3.6 billion as of December 31, 2016, as well as an increase in gold reserves to $8.3 billion as of December 31, 2017 from $7.3 billion as of December 31, 2016. The increase was partially offset by a decrease in foreign investments to $65.8 billion as of December 31, 2017 from $68.3 billion as of December 31, 2016. The level of gross international reserves as of December 31, 2017 was sufficient to cover approximately 8.3 months of imports of goods and payments of services and income. It is also equivalent to 5.8 times the country’s short-term external debt based on original maturity and 4.2 times based on residual maturity. Net international reserves as of December 31, 2017 were $81.4 billion.

Monetary System

Money Supply

As of November 30, 2017, according to preliminary data, the Republic’s money supply (M3) was ₱10.4 trillion, an increase of 14.0% from the ₱9.1 trillion recorded as of November 30, 2016. This growth in money supply was driven mainly by the increase in domestic claims, which increased by 14.7% compared to the level as of November 30, 2016. This increase was primarily driven by a 15.6% increase over the period in claims on other sectors, particularly claims on the private sector, which increased by 16.0% compared to the level as of November 30, 2016. Net claims on the Government also increased by 10.2% as of November 30, 2017 compared to the level as of November 30, 2016. Bangko Sentral’s net foreign asset position increased to ₱4.4 trillion and the net foreign asset position of other depository corporations increased by 25.8% over the period.

Monetary Regulation

In 2017, Bangko Sentral held seven monetary policy meetings and at each of these meetings its key policy rate for the overnight RRP facility was maintained at 3.0%. The interest rates for other monetary policy instruments were also kept steady. Similarly, the reserve requirement ratios were left unchanged.

Foreign Exchange System

In 2017, the average exchange rate was ₱50.404 per U.S. dollar, compared to ₱47.493 for 2016. At the end of 2017, the peso-U.S. dollar exchange rate was ₱49.923 per U.S. dollar, compared to ₱49.813 per U.S. dollar at the end of 2016, ₱47.166 per U.S. dollar at the end of 2015, ₱44.617 per U.S. dollar at the end of 2014, ₱44.414 per U.S. dollar at the end of 2013 and ₱44.192 per U.S. dollar at the end of 2012.

The Philippine Financial System

Recent Financial System Developments

In the first 11 months of 2017, the Philippine banking system grew 15.9% in total loan portfolio, 13.7% in deposit liabilities and 13.8% in capital accounts, compared with the same period in 2016. As of November 30, 2017, the non-performing asset ratio declined to 1.8%, compared to 2.0% as of November 30, 2016.

Non-Performing Loans

As of November 30, 2017, the gross non-performing loan ratio for universal and commercial banks was 1.4%, which was lower than the ratio of 1.5% recorded as of November 30, 2016, but equal to the ratio of 1.4% recorded as of December 31, 2016. Non-performing loans increased by 14.8% to ₱106.7 billion as of November 30, 2017 from the ₱93.8 billion recorded as of December 31, 2016. Total loan portfolio also increased 13.3% to ₱7,596.9 billion as of November 30, 2017 from ₱6,706.3 billion as of December 31, 2016.

The Philippine Securities Market

History and Development

As of January 16, 2018, the Philippine Stock Exchange composite index closed at 8,865.1 compared to a close of 8,558.4 on December 29, 2017, 6,840.6 on December 30, 2016, 6,952.1 on December 29, 2015, 7,230.6 on December 29, 2014, 5,889.8 on December 27, 2013 and 5,812.7 on December 28, 2012.

Government Securities Market

As of October 31, 2017, outstanding Government securities amounted to ₱4.2 trillion, 53.6% of which were issuances of treasury bills and FXTBs. The remaining issuances of Government securities consisted of RTBs, progress bonds, foreign exchange promissory notes and Government-guaranteed debt, among others.

Public Finance

Revenues

Total Government revenues in the first 11 months of 2017 were ₱2,250.0 billion, a 10.8% increase over the ₱2,030.0 billion recorded in the first 11 months of 2016. During the first 11 months of 2017, BIR collections were ₱1,621.1 billion, an increase of 11.8% from the ₱1,449.5 billion recorded in the same period in 2016. The BOC recorded collections of ₱413.1 billion in the first 11 months of 2017, a 14.3% increase from the $361.5 billion recorded in the same period in 2016. Non-tax revenues were ₱196.0 billion in the first 11 months of 2017, a 3.3% decrease from the ₱202.7 billion recorded in the same period in 2016.

Expenditures

Total Government expenditures in the first nine months of 2017 were ₱2,014.5 billion. Tax expenditures, including documentary stamp expenses, were ₱15.7 billion in 2016 and ₱6.4 billion in the first nine months of 2017.

Total Government expenditures in the first ten months of 2017 were ₱2,241.4 billion, 10.0% higher than the ₱2,037.4 billion recorded in the same period in 2016. The increase in expenditures in the first ten months of 2017 compared with the same period in 2016 was primarily the result of a 10.8% increase in other expenses disbursements and a 17.6% increase in disbursements of allotment to local government units.

DESCRIPTION OF THE GLOBAL BONDS

General

The global bonds will be issued under a fiscal agency agreement, dated as of October 4, 1999, as supplemented by supplement no. 1 to the fiscal agency agreement dated February 26, 2004, supplement no. 2 to the fiscal agency agreement dated January 11, 2006 and a supplement no. 3 to the fiscal agency agreement to be executed on or before the settlement date, between the Republic and The Bank of New York Mellon (as successor in interest to JPMorgan Chase Bank, N.A.), as fiscal agent (the “Fiscal Agency Agreement”). The global bonds are a series of debt securities more fully described in the accompanying prospectus, except to the extent indicated below.

The global bonds will be the direct, unconditional, unsecured and general obligations of the Republic and will rank without any preference among themselves and equally with all other present and future unsecured and unsubordinated External Indebtedness (as defined in the accompanying prospectus) of the Republic. It is understood that this provision shall not be construed so as to require the Republic to make payments under the global bonds ratably with payments being made under any other external indebtedness of the Republic.

The following statements are subject to the provisions of the Fiscal Agency Agreement and the global bonds. Since the following is only a summary, we urge you to read the Fiscal Agency Agreement and the form of global bonds before deciding whether to invest in the global bonds. The Republic has filed forms of these documents as exhibits to the registration statement numbered 333-208780. You should refer to the exhibits for more complete information. Capitalized terms not defined below shall have the respective meanings given in the accompanying prospectus.

The global bonds will:

•	bear interest at % from , 2018;

•	mature at par on ;

•	pay interest on and of each year. The first interest payment will be made on , 2018 in respect of the period from (and including) , 2018 to (but excluding) , 2018; and

•

pay interest to the persons in whose names the global bonds are registered on the record date, which is the close of business on the preceding                     or                      (whether or not a business day), as the case may be. Interest will be calculated on the basis of a 360-day year, consisting of twelve 30-day months.

The global bonds will be designated Collective Action Securities issued under the Fiscal Agency Agreement, and constitute a separate series of debt securities under the Fiscal Agency Agreement. Under these provisions, commonly known as “collective action clauses,” which differ from those applicable to the Republic’s outstanding external public indebtedness issued prior to             , 2018 and are described in more detail in the section entitled “—Modifications and Amendments; Bondholders’ Meetings” below, the Republic may, among other things, amend the payment provisions of any series of debt securities (including the global bonds) and other reserve matters listed in the Fiscal Agency Agreement with the consent of the holders of: (i) with respect to a single series of debt securities, more than 75% of the aggregate principal amount of the outstanding debt securities of such series; (ii) with respect to two or more series of debt securities, if certain “uniformly applicable” requirements are met, more than 75% of the aggregate principal amount of the outstanding debt securities of all series affected by the proposed modification, taken in the aggregate; or (iii) with respect to two or more series of debt securities, more than 66 2/3% of the aggregate principal amount of the outstanding debt securities of all series affected by the proposed modification, taken in the aggregate, and more than 50% of the aggregate principal amount of the outstanding debt securities of each series affected by the proposed modification, taken individually.

The Republic has applied to the Euro MTF for listing of, and permission to deal in, the global bonds in accordance with the rules of the Luxembourg Stock Exchange. Application has been made to admit the global bonds to listing on the Official List of the Luxembourg Stock Exchange and to trading on the Euro MTF. We cannot guarantee that the application to the Luxembourg Stock Exchange will be approved, and settlement of the global bonds is not conditional on obtaining the listing.

The issue and sale of the global bonds were authorized by the Full Powers signed by the President of the Republic on January 12, 2018. The Monetary Board of the Republic issued its approval-in-principle for the offering of the global bonds on December 14, 2017; the offering remains subject to certain additional approvals of the Monetary Board.

Modifications and Amendments; Bondholders’ Meetings

The Republic may call a meeting of holders of debt securities (including the global bonds) of any series at any time. The Republic will determine the time and place of the meeting and will notify the holders of the time, place and purpose of the meeting not less than 30 and not more than 60 days before the meeting.

In addition, the Republic or the fiscal agent will call a meeting of holders of debt securities of any series if the holders of at least 10% in principal amount of all debt securities of the series then outstanding have delivered a written request to the Republic or the fiscal agent (with a copy to the Republic) setting out the purpose of the meeting. Within 10 days of receipt of such written request or copy thereof, the Republic will notify the fiscal agent and the fiscal agent will notify the holders of the time, place and purpose of the meeting, to take place not less than 30 and not more than 60 days after the date on which such notification is given.

Only holders of debt securities of the relevant series and their proxies are entitled to vote at a meeting. The Republic will set the procedures governing the conduct of the meeting and if additional procedures are required, the Republic will establish such procedures as are customary in the market.

Modifications may also be approved by holders of debt securities pursuant to written action with the consent of the requisite percentage of debt securities of the relevant series. The fiscal agent will solicit the consent of the relevant holders to the modification not less than 10 and not more than 30 days before the expiration date for the receipt of such consents as specified by the fiscal agent.

The holders of a series of debt securities may generally approve any proposal by the Republic to modify or take action with respect to the Fiscal Agency Agreement or the terms of the debt securities of that series with the affirmative vote (if approved at a meeting of the holders) or consent (if approved by written action) of holders of more than 50% of the outstanding principal amount of the debt securities of that series.

Holders of any series of debt securities issued under the Fiscal Agency Agreement may approve, by vote or consent through one of three modification methods described below, any modification, amendment, supplement or waiver proposed by the Republic that would do any of the following (such subjects referred to as “reserve matters”) with respect to such series of debt securities:

•	change the date on which any amount is payable;

•	reduce the principal amount (other than in accordance with the express terms of the debt securities and the Fiscal Agency Agreement);

•	reduce the interest rate;

•	change the method used to calculate any amount payable (other than in accordance with the express terms of the debt securities and the Fiscal Agency Agreement);

•	change the currency or place of payment of any amount payable;

•	modify the Republic’s obligation to make any other payments (including any redemption price therefor);

•	change the identity of the obligor;

•	change the definition of “outstanding” or the percentage of affirmative votes or written consents, as the case may be, required to make a reserve matter modification;

•	change the definition of “Uniformly Applicable,” “reserve matter” or “reserve matter modification;”

•

authorize the fiscal agent, on behalf of all holders of the debt securities, to exchange or substitute all the debt securities for, or convert all the debt securities into, other obligations or securities of the Republic or any other person; or

•	change the legal ranking, governing law, submission to jurisdiction or waiver of immunities provisions of the terms of such debt securities.

A change to a reserve matter, including the payment terms of the debt securities of any series, can be made without your consent, as long as the change is approved, pursuant to one of the three following modification methods, by vote or consent by:

•	in the case of a proposed modification to a single series of debt securities, the holders of more than 75% of the aggregate principal amount of the outstanding debt securities of that series;

•

where such proposed modification would affect the outstanding debt securities of any two or more series issued under the Fiscal Agency Agreement, the holders of more than 75% of the aggregate principal amount of the outstanding debt securities of all series affected by the proposed modification, taken in the aggregate, if certain Uniformly Applicable requirements are met; or

•

where such proposed modification would affect the outstanding debt securities of any two or more series issued under the Fiscal Agency Agreement, whether or not the Uniformly Applicable requirements are met, the holders of more than 66 2/3% of the aggregate principal amount of the outstanding debt securities of all series affected by the proposed modification, taken in the aggregate, and the holders of more than 50% of the aggregate principal amount of the outstanding debt securities of each series affected by the modification, taken individually.

Any modification consented to or approved by the holders of debt securities pursuant to the above provisions will be conclusive and binding on all holders of the relevant series of debt securities or all holders of all series of debt securities affected by a cross-series modification, as the case may be, whether or not they have given such consent or approval, and on all future holders of those debt securities whether or not notation of such modification is made upon the debt securities. Any instrument given by or on behalf of any holder of a debt security in connection with any consent to or approval of any such modification will be conclusive and binding on all subsequent holders of that debt security.

For so long as any series of Existing Securities are outstanding, if the Republic certifies to the fiscal agent and to the fiscal agent under the Existing Fiscal Agency Agreement that a cross-series modification is being sought simultaneously with an Existing Fiscal Agency Agreement Reserve Matter Modification, the Existing Securities affected by such Existing Fiscal Agency Agreement Reserve Matter Modification shall be treated as “series affected by that proposed modification” as that phrase is used in the Fiscal Agency Agreement with respect to both cross-series modifications with single aggregated voting and cross-series modifications with two-tier voting; provided, that if the Republic seeks a cross-series modification with single aggregated voting, in determining whether such modification will be considered Uniformly Applicable, the holders of any series of Existing Securities affected by the Existing Fiscal Agency Agreement Reserve Matter Modification shall be deemed “holders of securities of all series affected by that modification,” for the purpose of the Uniformly Applicable definition. It is the intention that in the circumstances described in respect of any cross-series modification, the votes of the holders of the affected Existing Securities be counted for purposes of the voting thresholds specified in the Fiscal Agency Agreement for the applicable cross-series modification as though those

Existing Securities had been affected by that cross-series modification although the effectiveness of any modification, as it relates to the Existing Securities, shall be governed exclusively by the terms and conditions of those Existing Securities and by the Existing Fiscal Agency Agreement; provided, however, that no such modification as to the affected Existing Securities will be effective unless such modification shall have also been adopted by the holders of the Existing Securities pursuant to the amendment and modification provisions of such Existing Securities.

The Republic may select, in its discretion, any modification method for a reserve matter modification in accordance with the Fiscal Agency Agreement and to designate which series of debt securities will be included for approval in the aggregate of modifications affecting two or more series of debt securities. Any selection of a modification method or designation of series to be included will be final for the purpose of that vote or consent solicitation.

“Uniformly Applicable,” as referred to above, means a modification by which holders of debt securities of any series affected by that modification are invited to exchange, convert or substitute their debt securities on the same terms for (x) the same new instruments or other consideration or (y) new instruments or other consideration from an identical menu of instruments or other consideration. It is understood that a modification will not be considered to be uniformly applicable if each exchanging, converting or substituting holder of debt securities of any series affected by that modification is not offered the same amount of consideration per amount of principal, the same amount of consideration per amount of interest accrued but unpaid and the same amount of consideration per amount of past due interest, respectively, as that offered to each other exchanging, converting or substituting holder of debt securities of any series affected by that modification (or, where a menu of instruments or other consideration is offered, each exchanging, converting or substituting holder of debt securities of any series affected by that modification is not offered the same amount of consideration per amount of principal, the same amount of consideration per amount of interest accrued but unpaid and the same amount of consideration per amount of past due interest, respectively, as that offered to each other exchanging, converting or substituting holder of debt securities of any series affected by that modification electing the same option under such menu of instruments).

As used in the preceding paragraphs:

“Existing Securities” means any of the 1999 Securities, 2004 Securities and 2006 Securities, as applicable.

“Existing Fiscal Agency Agreement” means any of the 1999 Fiscal Agency Agreement, 2004 Fiscal Agency Agreement and 2006 Fiscal Agency Agreement, as applicable.

“Existing Fiscal Agency Agreement Reserve Matter Modification” means any modification to the terms and conditions of one or more series of the Existing Securities pursuant to Section 12 of the 1999 Fiscal Agency Agreement, Section 19 of the 2004 Fiscal Agency Agreement or Section 19 of the 2006 Fiscal Agency Agreement, as applicable.

“1999 Securities” means Securities authenticated and delivered under the 1999 Fiscal Agency Agreement.

“2004 Securities” means Securities authenticated and delivered under the 2004 Fiscal Agency Agreement.

“2006 Securities” means Securities authenticated and delivered under the 2006 Fiscal Agency Agreement.

“1999 Fiscal Agency Agreement” means the Fiscal Agency Agreement dated as of October 4, 1999 between the Republic of the Philippines, as issuer, and the fiscal agent named therein.

“2004 Fiscal Agency Agreement” means the Fiscal Agency Agreement dated as of October 4, 1999 between the Republic of the Philippines, as issuer, and the fiscal agent named therein, as amended by Supplement No. 1 to the Fiscal Agency Agreement dated as of February 26, 2004.

“2006 Fiscal Agency Agreement” ” means the Fiscal Agency Agreement dated as of October 4, 1999 between the Republic of the Philippines, as issuer, and the fiscal agent named therein, as amended by Supplement No. 1 to the Fiscal Agency Agreement dated as of February 26, 2004 and Supplement No. 2 to the Fiscal Agency Agreement dated as of January 11, 2006.

Before soliciting any consent or vote of any holder of debt securities for any change to a reserve matter, the Republic will provide the following information to the fiscal agent for distribution to the holders of debt securities of any series that would be affected by the proposed modification:

•

a description of the Republic’s economic and financial circumstances that are in the Republic’s opinion, relevant to the request for the proposed modification, a description of the Republic’s existing debts and description of its broad policy reform program and provisional macroeconomic outlook;

•

if the Republic shall at the time have entered into an arrangement for financial assistance with multilateral and/or other major creditors or creditor groups and/or an agreement with any such creditors regarding debt relief, (x) a description of any such arrangement or agreement and (y) where permitted under the information disclosure policies of the multilateral or other creditors, as applicable, a copy of the arrangement or agreement;

•

a description of the Republic’s proposed treatment of external debt instruments that are not affected by the proposed modification and its intentions with respect to any other major creditor groups; and

•	if the Republic is then seeking any reserve matter modification affecting any other series of debt securities, a description of that proposed modification.

Other Amendments

The Republic and the fiscal agent may, without the vote or consent of any holder of debt securities of any series, amend the Fiscal Agency Agreement (as it refers to such series) or such debt securities for the purpose of:

•	adding to the Republic’s covenants for the benefit of the holders of the debt securities of that series;

•	surrendering any of the Republic’s rights or powers with respect to the debt securities of that series;

•	securing the debt securities of that series;

•	curing any ambiguity or curing, correcting or supplementing any defective provision in the debt securities of that series or the Fiscal Agency Agreement;

•

amending the debt securities of that series or the Fiscal Agency Agreement in any manner that the Republic may determine and that does not materially adversely affect the interests of any holders of the debt securities of that series; or

•	correcting in the opinion of the Republic, a manifest error of a formal, minor or technical nature.

For purposes of determining whether the required percentage of holders of the debt securities of a series has approved any amendment, modification or change to, or waiver of, the debt securities or the Fiscal Agency Agreement, or whether the required percentage of holders has delivered a notice of acceleration of the debt securities of that series, debt securities owned, directly or indirectly, by the Republic or any public sector instrumentality of the Republic will be disregarded and deemed not to be outstanding. As used in this paragraph, “public sector instrumentality” means Bangko Sentral, any department, ministry or agency of the Republic or any corporation, trust, financial institution or other entity owned or controlled by the Republic or any of the foregoing, and “control” means the power, directly or indirectly, through the ownership of voting securities or other ownership interests or otherwise, to direct the management of or elect or appoint a majority of the board of directors or other persons performing similar functions in lieu of, or in addition to, the board of directors of a corporation, trust, financial institution or other entity.

Book Entry

The Republic will issue the global bonds in the form of fully registered global securities. The Republic will deposit the global securities with DTC and register the global securities in the name of Cede & Co., as DTC’s nominee. Beneficial interests in the global securities will be represented by, and transfers thereof will be effected only through, book-entry accounts maintained by DTC and its participants.

You may hold your beneficial interests in a global security through Euroclear or Clearstream, Luxembourg, or indirectly through organizations that are participants in such systems. Euroclear and Clearstream, Luxembourg (the “Clearing System Depositaries”) will hold their participants’ beneficial interests in a global security in their customers’ securities accounts with the Clearing System Depositaries. The Clearing System Depositaries in turn will hold such interests in their customers’ securities accounts with DTC.

Certificated Securities

In circumstances detailed in the accompanying prospectus (see “Description of the Securities—Description of the Debt Securities—Global Securities—Registered Ownership of the Global Security”), the Republic could issue certificated securities. The Republic will only issue certificated securities in fully registered form in minimum denominations of $200,000 and integral multiples of $1,000 in excess thereof. The holders of certificated securities shall present directly at the corporate trust office of the fiscal agent, at the office of the Luxembourg paying and transfer agent or at the office of any other transfer agent as the Republic may designate from time to time all requests for the registration of any transfer of such securities, for the exchange of such securities for one or more new certificated securities in a like aggregate principal amount and in authorized denominations and for the replacement of such securities in the cases of mutilation, destruction, loss or theft. Certificated securities issued as a result of any partial or whole transfer, exchange or replacement of the global bonds will be delivered to the holder at the corporate trust office of the fiscal agent, at the office of the Luxembourg paying and transfer agent or at the office of any other transfer agent, or (at the risk of the holder) sent by mail to such address as is specified by the holder in the holder’s request for transfer, exchange or replacement.

Registration and Payments

The Republic will pay the principal amount of a global bond on its maturity date in immediately available funds in the City of New York upon presentation of the global bond at the office of the fiscal agent in the City of New York or, subject to applicable law and regulations, at the office outside the United States of any paying agent, including the Luxembourg paying agent (if the global bonds are listed on the Euro MTF and the rules of the Luxembourg Stock Exchange so require).

The Republic will appoint the fiscal agent as registrar, principal paying agent and transfer agent of the global bonds. In these capacities, the fiscal agent will, among other things:

•	maintain a record of the aggregate holdings of global bonds represented by the global securities and any certificated securities and accept global bonds for exchange and registration of transfer;

•

ensure that payments of principal and interest in respect of the global bonds received by the fiscal agent from the Republic are duly paid to the depositaries for the global securities or their respective nominees and any other holders of any global bonds; and

•	transmit to the Republic any notices from holders of any of the global bonds.

If the global bonds are accepted for listing on the Euro MTF, and the rules of the Luxembourg Stock Exchange so require, the Republic will appoint and maintain a Luxembourg paying and transfer agent, which shall initially be The Bank of New York Mellon (Luxembourg) S.A. Payments and transfers with respect to the global bonds may be effected through the Luxembourg paying and transfer agent, which will be executed through

Euroclear and Clearstream, Luxembourg. Holders of certificated global bonds may present such securities for registration of transfer or payment at the office of the Luxembourg paying and transfer agent. Forms of the transfer notice (or other instrument of transfer) are available, and duly completed transfer notices (or other instrument of transfer) may be submitted, at the office of the Luxembourg paying and transfer agent. For so long as the global bonds are listed on the Euro MTF, the Republic will publish any change as to the identity of the Luxembourg paying and transfer agent in a leading newspaper in Luxembourg, which is expected to be the Luxemburger Wort, or on the website of the Luxembourg Stock Exchange at www.bourse.lu.

Redemption and Sinking Fund

The Republic may not redeem the global bonds prior to maturity. The Republic will not provide a sinking fund for the amortization and retirement of the global bonds.

Regarding the Fiscal Agent

The fiscal agent has its principal corporate trust office at 101 Barclay Street, New York, New York 10286. The Republic will at all times maintain a paying agent and a transfer agent in the City of New York which will, unless otherwise provided, be the fiscal agent. The Republic may maintain deposit accounts and conduct other banking transactions in the ordinary course of business with the fiscal agent. The fiscal agent will be the agent of the Republic, not a trustee for holders of any global bonds. Accordingly, the fiscal agent will not have the same responsibilities or duties to act for such holders as would a trustee, except that all funds held by the fiscal agent for the payment of principal, and premium, if any, or interest on the global bonds shall be held by the fiscal agent in trust for the holders of the global bonds. Neither the fiscal agent nor the Luxembourg paying and transfer agent will have any responsibility or liability in relation to payments of principal and interest.

The Fiscal Agency Agreement and the supplements to the Fiscal Agency Agreement are not required to be qualified under the Trust Indenture Act of 1939 (the “Trust Indenture Act”). Accordingly, the Fiscal Agency Agreement and the supplements to the Fiscal Agency Agreement may not contain all of the provisions which could be beneficial to holders of the global bonds which would be contained in an indenture qualified under the Trust Indenture Act.

Notices

All notices will be mailed to the registered holders of the global bonds. If a depositary is the registered holder of the global bonds, each beneficial holder must rely on the procedures of the depositary and its participants to receive notice, subject to any statutory or regulatory requirements. Notices may also be published on the website of the Luxembourg Stock Exchange at www.bourse.lu.

GLOBAL CLEARANCE AND SETTLEMENT

DTC, Euroclear and Clearstream, Luxembourg have established links among themselves to facilitate the initial settlement of the global bonds and cross-market transfers of the global bonds in secondary market trading. DTC will be linked to The Bank of New York Mellon, a New York banking corporation, as depositary of Euroclear and Citibank, N.A., as depositary for Clearstream, Luxembourg.

Although DTC, Euroclear and Clearstream, Luxembourg have agreed to the procedures provided below to facilitate transfers of global bonds among participants of DTC, Euroclear and Clearstream, Luxembourg, they are under no obligation to perform such procedures. In addition, such procedures may be modified or discontinued at any time. Neither the Republic nor the fiscal agent nor the Luxembourg paying and transfer agent will have any responsibility for the performance by DTC, Euroclear or Clearstream, Luxembourg or their respective participants or indirect participants of the respective obligations under the rules and procedures governing their operations.

The Clearing Systems

The Depository Trust Company. DTC is:

•	a limited-purpose trust company organized under the New York Banking Law;

•	a “banking organization” under the New York Banking Law;

•	a member of the Federal Reserve System;

•	a “clearing corporation” under the New York Uniform Commercial Code; and

•	a “clearing agency” registered under Section 17A of the Securities Exchange Act of 1934 (the “Exchange Act”).

DTC was created to hold securities for its participants and facilitate the clearance and settlement of securities transactions between its participants. It does this through electronic book-entry settlement in the accounts of its direct participants, eliminating the need for physical movement of securities certificates. DTC is a wholly-owned subsidiary of The Depository Trust and Clearing Corporation (“DTCC”). DTCC is the holding company for DTC, National Securities Clearing Corporation and Fixed Income Clearing Corporation, all of which are registered clearing agencies. DTCC is owned by users of its regulated subsidiaries.

DTC can act only on behalf of its direct participants, who in turn act on behalf of indirect participants and certain banks. In addition, unless a global security is exchanged in whole or in part for a definitive security, it may not be physically transferred, except as a whole among DTC, its nominees and their successors. Therefore, your ability to pledge a beneficial interest in the global security to persons that do not participate in the DTC system, and to take other actions, may be limited because you will not possess a physical certificate that represents your interest.

Euroclear and Clearstream, Luxembourg. Like DTC, Euroclear and Clearstream, Luxembourg hold securities for their participants and facilitate the clearance and settlement of securities transactions between their participants through electronic book-entry settlement in their accounts. Euroclear and Clearstream, Luxembourg provide various services to their participants, including the safekeeping, administration, clearance and settlement and lending and borrowing of internationally traded securities. Euroclear and Clearstream, Luxembourg participants are financial institutions such as underwriters, securities brokers and dealers, banks, trust companies and other organizations. Other banks, brokers, dealers and trust companies have indirect access to Euroclear or Clearstream, Luxembourg by clearing through or maintaining a custodial relationship with a Euroclear or Clearstream, Luxembourg participant.

Initial Settlement

If you plan to hold your interests in the securities through DTC, you will follow the settlement practices applicable to global security issues. If you plan to hold your interests in the securities through Euroclear or Clearstream, Luxembourg, you will follow the settlement procedures applicable to conventional Eurobonds in registered form. If you are an investor on the settlement date, you will pay for the global bonds by wire transfer and the entity through which you hold your interests in the global bonds will credit your securities custody account.

Secondary Market Trading

The purchaser of securities determines the place of delivery in secondary market trading. Therefore, it is important for you to establish at the time of the trade where both the purchaser’s and seller’s accounts are located to ensure that settlement can be made on the desired value date (i.e., the date specified by the purchaser and seller on which the price of the securities is fixed).

Settlement among DTC participants. DTC participants will transfer interests in the securities among themselves in the ordinary way according to the rules and operating procedures of DTC governing global security issues. Participants will pay for these transfers by wire transfer.

Settlement among Euroclear and/or Clearstream, Luxembourg participants. Euroclear and Clearstream, Luxembourg participants will transfer interests in the securities among themselves in the ordinary way according to the rules and operating procedures of Euroclear and Clearstream, Luxembourg governing conventional Eurobonds. Participants will pay for these transfers by wire transfer.

Settlement between a DTC seller and a Euroclear or Clearstream, Luxembourg purchaser. When the securities are to be transferred from the account of a DTC participant to the account of a Euroclear or Clearstream, Luxembourg participant, the purchaser must first send instructions to Euroclear or Clearstream, Luxembourg through a participant at least one business day before the settlement date for such securities. Euroclear or Clearstream, Luxembourg will then instruct its depositary to receive the securities and make payment for them. On the settlement date for such securities, the depositary will make payment to the DTC participant’s account and the securities will be credited to the depositary’s account. After settlement has been completed, DTC will credit the securities to Euroclear or Clearstream, Luxembourg, and in turn Euroclear or Clearstream, Luxembourg will credit the securities, in accordance with its usual procedures, to the participant’s account, and the participant will then credit the purchaser’s account. These securities credits will appear the next day (European time) after the settlement date. The cash debit from the account of Euroclear or Clearstream, Luxembourg will be back-valued to the value date, which will be the preceding day if settlement occurs in New York. If settlement is not completed on the intended value date (i.e., the trade fails), the cash debit will instead be valued at the actual settlement date.

Participants in Euroclear and Clearstream, Luxembourg will need to make funds available to Euroclear or Clearstream, Luxembourg in order to pay for the securities by wire transfer on the value date. The most direct way of doing this is to preposition funds (i.e., have funds in place at Euroclear or Clearstream, Luxembourg before the value date), either from cash on hand or from existing lines of credit. Under this approach, however, participants may take on credit exposure to Euroclear and Clearstream, Luxembourg until the securities are credited to their accounts one day later.

As an alternative, if Euroclear or Clearstream, Luxembourg has extended a line of credit to a participant, the participant may decide not to preposition funds, but to allow Euroclear or Clearstream, Luxembourg to draw on the line of credit to finance settlement for the securities. Under this procedure, Euroclear or Clearstream, Luxembourg would charge the participant overdraft charges for one day, assuming that the overdraft would be cleared when the securities were credited to the participant’s account. However, interest on the securities would accrue from the value date. Therefore, in many cases the interest income on securities which the participant earns during that one-day period will substantially reduce or offset the amount of the participant’s overdraft charges. Of course, this result will depend on the cost of funds to (i.e., the interest rate that Euroclear or Clearstream, Luxembourg charges) each participant.

Since the settlement will occur during New York business hours, a DTC participant selling an interest in the securities can use its usual procedures for transferring global securities to the Clearing System Depositaries of Euroclear or Clearstream, Luxembourg for the benefit of Euroclear or Clearstream, Luxembourg participants. The DTC seller will receive the sale proceeds on the settlement date. Thus, to the DTC seller, a cross-market sale will settle no differently than a trade between two DTC participants.

Finally, day traders that use Euroclear or Clearstream, Luxembourg and that purchase global bonds from DTC participants for credit to Euroclear participants or Clearstream, Luxembourg participants should note that these trades will automatically fail on the sale side unless one of the following three steps is taken:

•

borrowing through Euroclear or Clearstream, Luxembourg for one day, until the purchase side of the day trade is reflected in their Euroclear account or Clearstream, Luxembourg account, in accordance with the clearing system’s customary procedures;

•

borrowing the global bonds in the United States from a DTC participant no later than one day prior to settlement, which would give the global bonds sufficient time to be reflected in the borrower’s Euroclear account or Clearstream, Luxembourg account in order to settle the sale side of the trade; or

•

staggering the value dates for the buy and sell sides of the trade so that the value date of the purchase from the DTC participant is at least one day prior to the value date for the sale to the Euroclear participant or Clearstream, Luxembourg participant.

Settlement between a Euroclear or Clearstream, Luxembourg seller and a DTC purchaser. Due to time zone differences in their favor, Euroclear and Clearstream, Luxembourg participants can use their usual procedures to transfer securities through their Clearing System Depositaries to a DTC participant. The seller must first send instructions to Euroclear or Clearstream, Luxembourg through a participant at least one business day before the settlement date. Euroclear or Clearstream, Luxembourg will then instruct its depositary to credit the securities to the DTC participant’s account and receive payment. The payment will be credited in the account of the Euroclear or Clearstream, Luxembourg participant on the following day, but the receipt of the cash proceeds will be back valued to the value date, which will be the preceding day if settlement occurs in New York. If settlement is not completed on the intended value date (i.e., the trade fails), the receipt of the cash proceeds will instead be valued at the actual settlement date.

If the Euroclear or Clearstream, Luxembourg participant selling the securities has a line of credit with Euroclear or Clearstream, Luxembourg and elects to be in debit for the securities until it receives the sale proceeds in its account, then the back-valuation may substantially reduce or offset any overdraft charges that the participant incurs over that one-day period.

TAXATION

General

The Republic urges you to consult your own tax advisors to determine your particular tax consequences in respect of participating in the offering, and of owning and selling the global bonds.

Philippine Taxation

The following is a summary of certain Philippine tax consequences that may be relevant to non-Philippine holders of the global bonds in connection with the holding and disposition of the global bonds. The Republic uses the term “non-Philippine holders” to refer to (i) non-residents of the Philippines who are neither citizens of the Philippines nor are engaged in trade or business within the Philippines and (ii) non-Philippine corporations not engaged in trade or business in the Philippines. If you are not a non-Philippine holder, you should consult your tax advisor about the consequences of holding the global bonds.

This summary is based on Philippine laws, rules, and regulations in effect as of the date hereof, all of which are subject to change and may apply retroactively. It is not intended to constitute a complete analysis of the tax consequences under Philippine law regarding the receipt, ownership, or disposition of the global bonds, in each case by non-Philippine holders, nor to describe any of the tax consequences that may be applicable to residents of the Republic or to non-Philippine holders.

Effect of Holding Global Bonds. Payments by the Republic of principal of and interest on the global bonds to a non-Philippine holder will not subject such non-Philippine holder to taxation in the Philippines by reason solely of the holding of the global bonds or the receipt of principal or interest in respect thereof.

Taxation of Interest on the Global Bonds. When the Republic makes payments of principal and interest to you on the global bonds, no amount will be withheld from such payments for, or on account of, any taxes of any kind imposed, levied, withheld or assessed by the Philippines or any political subdivision or taxing authority thereof or therein.

Taxation of Capital Gains. Non-Philippine holders of the global bonds will not be subject to Philippine income or withholding tax in connection with the sale, exchange, or retirement of a global bond if such sale, exchange or retirement is made outside the Philippines or an exemption is available under an applicable tax treaty in force between the Philippines and the country of domicile of the non-Philippine holder. Under the Philippine Tax Code, any gain realized from the sale, exchange or retirement of debt securities (including the global bonds) with an original maturity of more than five years from the date of issuance will not be subject to income tax. Since the global bonds have a maturity of more than five years from the date of issuance, any gains realized by a holder of the global bonds will not be subject to Philippine income tax.

Documentary Stamp Taxes. No documentary stamp tax is imposed upon the transfer of the global bonds. A documentary stamp tax, at the rate of ₱1.50 for every ₱200.00 of the issue value of the global bonds, is payable upon the issuance of the global bonds and will be for the account of the Republic.

Estate and Donor’s Taxes. The transfer of a global bond by way of succession upon the death of a non-Philippine holder will generally be subject to Philippine estate tax at the rate of 6% based on the value of such net estate.

The transfer of a global bond by gift to an individual, whether or not related to the non-Philippine holder, will generally be subject to a Philippine donor’s tax at the rate of 6% based on the total gifts in excess of ₱250,000 made during the calendar year.

The foregoing apply even if the holder is a non-Philippine holder. However, the Republic will not collect estate and donor’s taxes on the transfer of the global bonds by gift or succession if the deceased at the time of death, or the donor at the time of donation, was a citizen and resident of a foreign country that provides certain reciprocal rights to citizens of the Philippines (a “Reciprocating Jurisdiction”). For these purposes, a Reciprocating Jurisdiction is a foreign country which at the time of death or donation (i) did not impose a transfer tax of any character in respect of intangible personal property of citizens of the Philippines not residing in that foreign country or (ii) allowed a similar exemption from transfer or death taxes of every character or description in respect of intangible personal property owned by citizens of the Philippines not residing in that foreign country.

Certain U.S. Federal Income Tax Considerations

The following is a summary of certain U.S. federal income tax consequences of the acquisition, ownership and disposition of the global bonds by a U.S. Holder (as defined below). This summary deals only with initial purchasers of the global bonds at the “issue price” (the first price at which a substantial amount of global bonds are sold for money, excluding sales to underwriters, placement agents or wholesalers) in the initial offering that are U.S. Holders that will hold the global bonds as capital assets. The discussion does not cover all aspects of U.S. federal income taxation that may be relevant to, or the actual tax effect that any of the matters described herein will have on, the acquisition, ownership or disposition of the global bonds by particular investors (including consequences under the alternative minimum tax or net investment income tax), and does not address state, local, non-U.S. or other tax laws. This summary also does not discuss all of the tax considerations that may be relevant to certain types of investors subject to special treatment under the U.S. federal income tax laws (such as financial institutions, insurance companies, investors liable for the alternative minimum tax or the Medicare tax on net investment income, individual retirement accounts and other tax-deferred accounts, tax-exempt organizations, dealers in securities or currencies, investors that will hold the global bonds as part of straddles, hedging transactions or conversion transactions for U.S. federal income tax purposes, persons that have ceased to be U.S. citizens or lawful permanent residents of the United States, investors holding the global bonds in connection with a trade or business conducted outside of the United States, U.S. citizens or lawful permanent residents living abroad or investors whose functional currency is not the U.S. dollar). In addition, this summary does not address tax consequences attributable to the requirement under Section 451(b) of the Internal Revenue Code of 1986, as amended, (the “Code”) that accrual method taxpayers recognize certain items of income no later than the time such amounts are included in income on applicable financial statements.

As used herein, the term “U.S. Holder” means a beneficial owner of the global bonds that is, for U.S. federal income tax purposes, (i) an individual citizen or resident of the United States, (ii) a corporation created or organized under the laws of the United States or any state thereof (or the District of Columbia), (iii) an estate the income of which is subject to U.S. federal income tax without regard to its source or (iv) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or the trust has validly elected to be treated as a domestic trust for U.S. federal income tax purposes.

The U.S. federal income tax treatment of a partner in an entity treated as a partnership for U.S. federal income tax purposes that holds the global bonds will depend on the status of the partner and the activities of the partnership. Prospective purchasers that are entities treated as partnerships for U.S. federal income tax purposes should consult their tax advisors concerning the U.S. federal income tax consequences to them and their partners of the acquisition, ownership and disposition of the global bonds by the partnership.

This summary is based on the tax laws of the United States, including the Code, its legislative history, existing and proposed regulations thereunder, published rulings and court decisions, all as of the date hereof and all subject to change at any time, possibly with retroactive effect.

THE SUMMARY OF U.S. FEDERAL INCOME TAX CONSEQUENCES SET OUT BELOW IS FOR GENERAL INFORMATION ONLY. IT IS NOT INTENDED TO BE RELIED UPON BY PURCHASERS FOR THE PURPOSE OF AVOIDING PENALTIES THAT MAY BE IMPOSED UNDER THE U.S. INTERNAL REVENUE CODE. ALL PROSPECTIVE PURCHASERS SHOULD CONSULT THEIR TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES TO THEM OF ACQUIRING, OWNING, AND DISPOSING THE GLOBAL BONDS, INCLUDING THE APPLICABILITY AND EFFECT OF STATE, LOCAL, NON-U.S. AND OTHER TAX LAWS AND POSSIBLE CHANGES IN TAX LAW.

Payments of Interest

General. Interest on a global bond will be taxable to a U.S. Holder as ordinary income at the time it is received or accrued, depending on the holder’s method of accounting for U.S. federal income tax purposes. Interest paid by the Republic on the global bonds constitutes income from sources outside the United States.

Sale and Retirement of the Global Bonds

A U.S. Holder will generally recognize gain or loss on the sale or retirement of a global bond equal to the difference between the amount realized on such sale or retirement and the U.S. Holder’s adjusted tax basis of the global bond. A U.S. Holder’s adjusted tax basis in a global bond will generally be its U.S. dollar cost. The amount realized does not include the amount attributable to accrued but unpaid interest, which will be taxable as interest income to the extent not previously included in income.

Gain or loss recognized by a U.S. Holder on the sale or retirement of a global bond will be capital gain or loss and will be long-term capital gain or loss if the global bond was held by the U.S. Holder for more than one year.

Gain or loss realized by a U.S. Holder on the sale or retirement of a global bond generally will be U.S. source. Prospective purchasers should consult their tax advisors as to the foreign tax credit implications of the sale or retirement of global bonds.

Backup Withholding and Information Reporting

Payments of principal and interest on, and the proceeds of sale or other disposition of global bonds by a U.S. paying agent or other U.S. intermediary will be reported to the IRS and to the U.S. Holder as may be required under applicable regulations. Backup withholding may apply to these payments if the U.S. Holder fails to provide an accurate taxpayer identification number or certification of exempt status or fails to comply with applicable certification requirements. Certain U.S. Holders are not subject to backup withholding. U.S. Holders should consult their tax advisors about these rules and any other reporting obligations that may apply to the ownership or disposition of global bonds, including requirements related to the holding of certain foreign financial assets.

UNDERWRITING

Subject to the terms and conditions contained in an underwriting agreement, which consists of a terms agreement dated             , 2018 and the underwriting agreement standard terms filed as an exhibit to the registration statement, the Republic has agreed to sell to the underwriters, namely Citigroup Global Markets Inc., Credit Suisse Securities (USA) LLC, Deutsche Bank Securities Inc., Morgan Stanley & Co. LLC, Standard Chartered Bank and UBS AG Hong Kong Branch, and the underwriters have agreed to purchase from the Republic, global bonds in the principal amount of $            . Each of the underwriters, severally and not jointly, has agreed to purchase from the Republic, the principal amounts of the global bonds listed opposite its name below.

Underwriters	Principal Amount
Citigroup Global Markets Inc.	$
388 Greenwich Street New York, New York 10013 United States of America

Credit Suisse Securities (USA) LLC	$
Eleven Madison Avenue New York, New York 10010 United States of America

Deutsche Bank Securities Inc.	$
60 Wall Street New York, New York 10005 United States of America

Morgan Stanley & Co. LLC	$
29th Floor, 1585 Broadway New York, New York 10036 United States of America

Standard Chartered Bank	$
Marina Bay Financial Centre, Tower 1 8 Marina Boulevard, Level 20 Singapore 018981

UBS AG Hong Kong Branch	$
52/F, Two International Finance Centre 8 Finance Street, Central Hong Kong

Total

The underwriting agreement provides that the underwriters are obligated to purchase all of the global bonds if any are purchased. The underwriting agreement also provides that if an underwriter defaults, the purchase commitment of the non-defaulting underwriters may be increased or the offering of the global bonds may be terminated.

The Republic has agreed to indemnify the underwriters against liabilities under the Securities Act of 1933 or contribute to payments which the underwriters may be required to make in that respect.

The Republic estimates that its out-of-pocket expenses for this offering will be approximately $            . The underwriters have agreed to reimburse the Republic for certain of its expenses.

The underwriters have advised the Republic that they propose to offer the global bonds to the public initially at the public offering price that appears on the cover page of this prospectus supplement. After the initial public offering, the underwriters may change the public offering price and any other selling terms.

In connection with this offering of the global bonds, the underwriters may engage in overallotment, stabilizing transactions and syndicate covering transactions in accordance with Regulation M under the Exchange Act. Overallotment involves sales in excess of the offering size, which create a short position for the underwriters. Stabilizing transactions involve bids to purchase the global bonds in the open market for the purpose of pegging, fixing or maintaining the price of the global bonds. Syndicate covering transactions involve purchases of the global bonds in the open market after the distribution has been completed in order to cover short positions. Stabilizing transactions and syndicate covering transactions may cause the price of the global bonds to be higher than it would otherwise be in the absence of those transactions. If the underwriters engage in stabilizing or syndicate covering transactions, they may discontinue them at any time. The Republic has been advised by the underwriters that they intend to make a market in the global bonds, but the underwriters are not obligated to do so and may discontinue any market-making activities at any time without notice. No assurance can be given as to the liquidity of or the trading market for the global bonds.

Separate from the purchase of the global bonds made with a view to distribution, the underwriters or certain of their affiliates may also purchase the global bonds and be allocated the global bonds for asset management or proprietary purposes. The underwriters or their respective affiliates may purchase the global bonds for their own account and enter into transactions, including credit derivatives, such as asset swaps, repackaging and credit default swaps relating to the global bonds or other securities of the Republic; these purchases may be made pursuant to the underwriting agreement or in secondary market transactions. These transactions would be carried out as bilateral trades with selected counterparties and separately from any existing sale or resale of the global bonds to which this prospectus supplement relates (notwithstanding that such selected counterparties may also be purchasers of the global bonds).

Citigroup Global Markets Inc. and Standard Chartered Bank are acting as joint dealer managers and Citigroup Global Markets Inc. is acting as billing and delivering bank (the “Billing and Delivering Bank”) for the Republic’s Invitation for Offers, on the terms and subject to the conditions set forth therein. Pursuant to the terms of the Invitation for Offers, purchasers of the global bonds offered hereby who tender Old Bonds in the Invitation for Offers are expected to benefit from preferential acceptance of their tenders, subject to certain conditions.

Conflicts of Interest

As described in the “Use of Proceeds,” the Republic intends to use a portion of the net cash proceeds from the sale of the global bonds to pay the purchase price and accrued interest for the Old Bonds it purchases pursuant to the Invitation for Offers. Standard Chartered Bank and/or its respective affiliates may be a holder of certain of the Old Bonds and may, together with its respective affiliates, receive 5% or more of the proceeds from the offering of global bonds. Because of the manner in which the net proceeds are being used, the offering of global bonds will be conducted in accordance with FINRA Rule 5121. In accordance with that rule, the appointment of a “qualified independent underwriter” is not necessary in connection with the offering of global bonds because the securities offered hereby are investment-grade rated. Accordingly, the offering of global bonds is being made in compliance with the requirements of FINRA Rule 5121. Additionally, client accounts over which Standard Chartered Bank has investment discretion are not permitted to purchase the global bonds, either directly or indirectly, without the specific written approval of the accountholder.

Selling Restrictions

MIFID II product governance / Professional investors and ECPs only target market

Solely for the purposes of each manufacturer’s product approval process, the target market assessment in respect of the global bonds has led to the conclusion that: (i) the target market for the global bonds is eligible counterparties and professional clients only, each as defined in Directive 2014/65/EU (as amended, “MiFID II”); and (ii) all channels for distribution of the global bonds to eligible counterparties and professional clients are appropriate. Any person subsequently offering, selling or recommending the global bonds (a “distributor”) should take into consideration the manufacturers’ target market assessment; however, a distributor subject to MiFID II is responsible for undertaking its own target market assessment in respect of the global bonds (by either adopting or refining the manufacturers’ target market assessment) and determining appropriate distribution channels.

Australia

No prospectus or other disclosure document (as defined in the Corporations Act 2001 of Australia (the “Australian Corporations Act”) in relation to the global bonds has been, or will be, lodged with the Australian Securities and Investments Commission (“ASIC”). Each of the underwriters has represented and agreed that, unless the relevant final terms (or a relevant supplement to this prospectus supplement) otherwise provides, it:

(a)	has not made or invited, and will not make or invite, an offer of the global bonds for issue or sale in Australia (including an offer or invitation which is received by a person in Australia); and

(b)	has not distributed or published, and will not distribute or publish, this prospectus supplement and the accompanying prospectus or any other offering material or advertisement relating to the global bonds in Australia, unless:

(i)	the aggregate consideration payable by each offeree is at least A$500,000 (or its equivalent in an alternative currency, in either case, disregarding moneys lent by the offeror or its associates) or the offer or invitation does not otherwise require disclosure to investors under Parts 6D.2 or 7.9 of the Australian Corporations Act;

(ii)	the offer or invitation does not constitute an offer to a “retail client” for the purposes of section 761G and 761GA of the Australian Corporations Act;

(iii)	such action complies with any applicable laws, regulations and directives (including without limitation, the licensing requirements set out in Chapter 7 of the Australian Corporations Act) in Australia; and

(iv)	such action does not require any document to be lodged with ASIC.

Austria

The information in this prospectus supplement does not constitute a public offering (öffentliches Angebot) to investors in Austria and must not be used in conjunction with a public offering pursuant to the Austrian Capital Market Act (Kapitalmarktgesetz) in Austria. No prospectus pursuant to the Austrian Capital Market Act (Kapitalmarktgesetz) has been or will be approved (gebilligt) by or notified (notifiziert) to the Austrian Financial Market Authority (Finanzmarktaufsichtsbehörde) and no such prospectus has been or will be published in Austria in any way which would constitute a public offering under Austrian law (whether presently or in the future), nor has or will such prospectus be deposited with the filing office (Meldestelle) of Oesterreichische Kontrollbank AG. As no public offering will be made in Austria, no prospectus is required in accordance with Directive 2003/71/EC.

The information in the offer materials (e.g., prospectus supplement, and accompanying prospectus) is being made available in Austria for the sole purpose of providing information about the securities described herein solely to qualified investors or investors recognized as eligible counterparties (who have not requested to be treated as non-professional client) as defined in §1/1/5a of the Austrian Capital Market Act (Kapitalmarktgesetz) (“Qualified Investors”). The information contained in the offer materials is being made available on the condition that it is solely for the use of the recipient as a Qualified Investor in Austria and may not be passed on to any other person or reproduced in whole or in part.

Consequently, the global bonds are not authorized for public offering under the Austrian Capital Markets Act (Kapitalmarktgesetz) and no public offers or public sales or invitation to make such an offer may be made.

No advertisements may be published and no marketing materials may be made available or distributed in Austria in respect of the global bonds. A public offering of the global bonds in Austria without the prior publication of a prospectus in accordance with the Austrian Capital Market Act would constitute a criminal offense under Austrian law.

Belgium

The offer and sale of the global bonds do not constitute a public offering within the meaning of Article 3, §2 of the Belgian Law of June 16, 2006 on public offering of securities and admission of securities to trading on a regulated market (the “Prospectus Law”).

The offer and sale of the global bonds is being exclusively conducted under applicable private placement exemptions and has therefore not been, and will not be, notified to, and any other offer material relating to the offer and sale of the global bonds has not been, and will not be, approved by, the Belgian Financial Services and Markets Authority (Autorité des services et marchés financiers/Autoriteit voor Financiële Diensten en Markten).

Accordingly, the offer and sale of the global bonds as well as any materials relating to the offer and sale of the global bonds may only be advertised, offered or distributed in any way, directly or indirectly, to any persons located and/or resident in Belgium if the nominal value of each bond is at least € 100,000 in accordance with Article 3, §2, d) of the Prospectus Law, or in other circumstances which do not constitute a public offering in Belgium pursuant to the Prospectus Law.

Denmark

This prospectus supplement and the accompanying prospectus do not constitute a prospectus under Danish law and has not been filed with or approved by the Danish Financial Supervisory Authority as this prospectus supplement and the accompanying prospectus have not been prepared in the context of a public offering of securities in Denmark within the meaning of the Danish Securities Trading Act or any Executive Orders issued pursuant thereto.

Accordingly, this prospectus supplement and the accompanying prospectus may not be made available to any other person in Denmark nor may the global bonds otherwise be marketed and offered for sale in Denmark other than in circumstances which are exempt from the requirement to publish a prospectus in Denmark.

France

No prospectus (including any amendment, supplement or replacement thereto) has been prepared in connection with the offering of the global bonds that has been approved by the French Autorité des marchés financiers or by the competent authority of another State that is a contracting party to the Agreement on the EEA and notified to the French Autorité des marchés financiers and to the Republic; no global bonds have been offered or sold nor will be offered or sold, directly or indirectly, to the public in France; the materials relating to the global bonds have not been distributed or caused to be distributed and will not be distributed or caused to be distributed to the public in France; such offers, sales and distributions have been and shall only be made in France to qualified investors (investisseurs qualifiés) other than individuals investing for their own account, as defined in Articles L. 411-2 and D. 411-1, of the French Code monétaire et financier. The direct or indirect distribution to the public in France of any so acquired global bonds may be made only as provided by Articles L. 411-1, L. 411-2, L. 412-1 and L. 621-8 to L. 621-8-3 of the French Code monétaire et financier and applicable regulations thereunder.

Germany

No action has been or will be taken in the Federal Republic of Germany that would permit a public offering of the global bonds, or distribution of a prospectus or any other offer materials and that, in particular, no securities prospectus (Wertpapierprospekt) within the meaning of the German Securities Prospectus Act (Wertpapierprospektgesetz) of June 22, 2005, as amended (the “German Securities Prospectus Act”), has been or will be published within the Federal Republic of Germany.

Each of the underwriters represents, agrees and undertakes that: (i) it has not offered, sold or delivered and will not offer, sell or deliver any global bonds in the Federal Republic of Germany otherwise than in accordance with provisions of the German Securities Prospectus Act; and (ii) that it will not distribute in the Federal Republic of Germany any offer material relating to the global bonds to the public and only under circumstances that will result in compliance with the applicable rules and regulations of the Federal Republic of Germany.

Hong Kong

Each underwriter has represented and agreed that:

(a) it has not offered or sold and will not offer or sell in Hong Kong, by means of any document, any global bonds other than (i) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong (“SFO”) and any rules made under that Ordinance; or (ii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding up and Miscellaneous Provisions) Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance; and

(b) it has not issued or had in its possession for the purposes of issue, and will not issue or have in its possession for the purposes of issue, whether in Hong Kong or elsewhere, any advertisement, invitation or document relating to the global bonds, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to global bonds which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the SFO and any rules made thereunder.

Ireland

The information in this document does not constitute a prospectus under any Irish laws or regulations and this document has not been filed with or approved by any Irish regulatory authority as the information has not been prepared in the context of a public offering of global bonds in Ireland within the meaning of the Irish Prospectus (Directive 2003/71/EC) Regulations 2005 (the “Prospectus Regulations”). The global bonds are not being offered, directly or indirectly, to the general public in Ireland and no offers or sales of any securities under or in connection with this prospectus supplement may be effected except in conformity with the provisions of Irish law.

Italy

No prospectus has been nor will be published in Italy in connection with the offering of the global bonds and such offering has not been cleared by the Italian Securities Exchange Commission (Commissione Nazionale per le Società e la Borsa, the “CONSOB”) pursuant to Italian securities legislation. Accordingly, the global bonds may not and will not be offered, sold or delivered, nor may copies of this prospectus supplement, the accompanying prospectus or any other documents relating to the global bonds (the “Offer Materials”) be distributed in Italy, in an offer to the public of financial products under the meaning of Article 1, paragraph 1, letter t) of the Italian Legislative Decree No. 58 of February 24, 1998 as amended (the “Consolidated Financial Act”) unless an exception applies. Therefore, the global bonds may only be offered, transferred or delivered, and copies of Offer Materials may only be distributed, within the territory of Italy: (a) to qualified investors (investitori qualificati), as defined in Article 26, paragraph 1, letter d) of CONSOB Regulation No. 16190 of October 29, 2007, as amended (the “Intermediaries Regulation”), pursuant to Article 100, paragraph 1, letter a) of the Consolidated Financial Act and Article 34-ter, paragraph 1, letter b) of CONSOB Regulation No. 11971 of

May 14, 1999, as amended (the “Issuers Regulation”); or (b) in any other circumstances where an express exemption from compliance with the restrictions on offers to the public applies, including, without limitation, as provided under Article 100 of the Consolidated Financial Act and Article 34-ter of the Issuers Regulation.

Any offer, sale or delivery of the global bonds or distribution of copies of Offer Materials in Italy may and will be effected in accordance with all Italian securities, tax, exchange control and other applicable laws and regulations, and, in particular, will be: (i) made via investment firms, banks or financial intermediaries authorized to carry out such activities in Italy in accordance with the Consolidated Financial Act, the Issuers Regulation, the Intermediaries Regulation and Italian Legislative Decree No. 385 of September 1, 1993 (the “Consolidated Banking Act”), all as amended; (ii) in compliance with Article 129 of the Consolidated Banking Act and the implementing guidelines of the Bank of Italy, as amended, pursuant to which the Bank of Italy may request information on the offering or issue of securities in Italy; and (iii) in compliance with any other applicable laws and regulations, including any conditions, limitations or requirements that may be, from time to time, imposed by the relevant Italian authorities concerning securities, tax matters and exchange controls.

Any investor purchasing the global bonds in an offering is solely responsible for ensuring that any offer or resale of the global bonds it purchases in the offering occurs in compliance with applicable Italian laws and regulations.

The Offer Materials and the information contained therein are intended only for the use of its recipient and, unless in circumstances which are exempted from the rules governing offers of securities to the public pursuant to Article 100 of the Consolidated Financial Act and Article 34-ter of the Issuers Regulation, is not to be distributed, for any reason, to any third party resident or located in Italy. No person resident or located in Italy other than the original recipients of this document may rely on it or its content.

Korea

Each underwriter has represented and agreed that (i) it has not offered, sold or delivered and will not offer, sell or deliver, directly or indirectly, any global bonds in Korea or to, or for the account or benefit of, any resident of Korea, except as permitted by applicable Korean laws and regulations; and (ii) any securities dealer to whom it sells global bonds will agree that it will not offer any global bonds, directly or indirectly, in Korea or to any resident of Korea, except as permitted by applicable Korean laws and regulations, or to any dealer who does not so represent and agree.

Luxembourg

The global bonds may not be offered or sold to the public in the Grand Duchy of Luxembourg, directly or indirectly, and, neither this prospectus supplement and the accompanying prospectus nor any other circular, prospectus, form of application, advertisement, communication or other material may be distributed, or otherwise made available in, or from or published in, the Grand Duchy of Luxembourg, except for the sole purpose of the admission to trading of the global bonds on the Euro MTF of the Luxembourg Stock Exchange and listing on the official list of the Luxembourg Stock Exchange, and except in circumstances which do not constitute an offer of securities to the public.

Netherlands

In the Netherlands, the global bonds may not be offered or sold, directly or indirectly, other than to qualified investors (gekwalificeerde beleggers) within the meaning of Article 1:1 of the Dutch Financial Supervision Act (Wet op het financieel toezicht).

Norway

This prospectus supplement has not been and will not be registered with the Norwegian prospectus authority. Accordingly, this prospectus supplement may not be made available, nor the global bonds otherwise be marketed or offered for sale, in Norway other than in circumstances that are exempted from the prospectus requirements under the Norwegian Securities Trading Act (2007) chapter 7.

People’s Republic of China

The global bonds are not being offered or sold and may not be offered or sold, directly or indirectly, in the People’s Republic of China (for such purposes, not including the Hong Kong and Macau Special Administrative Regions or Taiwan), except as permitted by the securities laws of the People’s Republic of China.

Philippines

The global bonds constitute exempt securities within the meaning of the Philippine Securities Regulation Code and is implementing regulations. As such, the global bonds are not required to be registered under the provisions thereof before they can be sold or offered for sale or distribution in the Philippines. However, the global bonds may be sold or offered for sale in the Philippines only by underwriters, dealers or brokers duly licensed by the Philippine Securities and Exchange Commission.

Singapore

This prospectus supplement and the accompanying prospectus have not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus supplement and the accompanying prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the global bonds may not be circulated or distributed, nor may the global bonds be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore statutes (the “SFA”), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA. Where the global bonds are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a) a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the global bonds pursuant to an offer made under Section 275 of the SFA except:

(1)	to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

(2)	where no consideration is or will be given for the transfer;

(3)	where the transfer is by operation of law;

(4)	as specified in Section 276(7) of the SFA; or

(5)	as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

Spain

Neither the offer of the global bonds nor this prospectus supplement have been approved or registered in the administrative registries of the Spanish Securities Market Commission (Comisión Nacional del Mercado de

Valores). Consequently, the global bonds may not be offered in Spain except in circumstances which do not constitute a public offer of securities in Spain within the meaning of the Spanish Securities Market Law of July 28, 1988 (Ley 24/1988, de 28 de julio, del Mercado de Valores), and such a non-public offer being made in accordance with said law, as amended and restated, and supplemental rules enacted, or otherwise in reliance upon an exemption from registration available thereunder.

Switzerland

The offer and sale of the global bonds is made in Switzerland on the basis of a private placement, not as a public offering. This document is not intended to constitute an offer or solicitation to purchase or invest in the global bonds described herein. The global bonds may not be publicly offered, sold or advertised, directly or indirectly, in, into or from Switzerland and will not be listed on the SIX Swiss Exchange or on any other exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the offer of the global bonds or the global bonds constitutes a prospectus as such term is understood pursuant to article 652a or article 1156 of the Swiss Code of Obligations, and neither this document nor any other offering or marketing material relating to the offer of the global bonds or the global bonds may be publicly distributed or otherwise made publicly available in Switzerland.

Taiwan

The offer and sale of the global bonds have not been and will not be registered with the Republic of China (“ROC”) Financial Supervisory Commission pursuant to relevant ROC securities laws and regulations and may not be sold, issued or offered within ROC through a public offering or in a circumstance which constitutes an offer within the meaning of the ROC Securities and Exchange Law that requires a registration or approval of the ROC Financial Supervisory Commission. No person or entity in ROC has been authorized to offer, sell, give advice regarding or otherwise intermediate the offering and sale of the global bonds in the ROC.

United Arab Emirates

The global bonds have not been and will not be offered, sold or publicly promoted or advertised by it in the United Arab Emirates (the “UAE”) other than in compliance with any laws applicable in the UAE governing the issue, offering and sale of securities.

United Kingdom

Each underwriter has represented and agreed that:

(a) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000, the “FSMA”) received by it in connection with the issue or sale of the global bonds in circumstances in which Section 21(1) of the FSMA does not apply to the Republic; and

(b) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the global bonds in, from or otherwise involving the United Kingdom.

Settlement and Delivery

The Republic expects that delivery of the global bonds will be made against payment therefor on or about the settlement date specified on the cover page of this prospectus supplement, which will be the                  business day following the date of pricing of the global bonds. Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in two business days, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade global bonds prior to delivery of the global bonds will be required, by virtue of the fact that the global bonds initially will settle in T+    , to specify alternative settlement arrangements to prevent a failed settlement.

Relationship of Underwriters with the Republic

The underwriters have in the past and may in the future provide investment and commercial banking and other related services to the Republic in the ordinary course of business for which the underwriters and/or their respective affiliates have received or may receive customary fees and reimbursement of out of pocket expenses.

LEGAL MATTERS

The validity of the global bonds will be passed upon on behalf of the Republic as to Philippine law by the Secretary of the Department of Justice of the Republic, and as to U.S. federal and New York State law by Linklaters, special United States counsel for the Republic. Certain matters will be passed upon for the underwriters by Cleary Gottlieb Steen & Hamilton LLP, special United States counsel for the underwriters, as to matters of U.S. federal and New York State law, and by Romulo, Mabanta, Buenaventura, Sayoc & de Los Angeles, Philippine counsel for the underwriters, as to matters of Philippine law.

GENERAL INFORMATION

1. The global bonds have been accepted for clearance through DTC, Euroclear and Clearstream, Luxembourg. The International Securities Identification Number is                     , the CUSIP number is                     , and the Common Code number is                     .

2. The issue and sale of the global bonds was authorized by the Full Powers signed by the President of the Republic on January 12, 2018.

3. Except as disclosed in this prospectus supplement and the accompanying prospectus, there has been no material adverse change in the fiscal condition or affairs of the Republic which is material in the context of the global bond offering since January 2, 2018.

4. Application has been made to list the global bonds on the Euro MTF. Copies of the following documents will, so long as any global bonds are listed on the Euro MTF, be available for inspection during usual business hours at the specified office of The Bank of New York Mellon (Luxembourg) S.A. in Luxembourg:

•	copies of the Registration Statement, which includes the Fiscal Agency Agreement and the form of the underwriting agreement as exhibits thereto; and

•

the Full Powers signed by the President of the Republic on January 12, 2018, and the approval-in-principle for the offer, issue and sale of the global bonds issued on December 14, 2017 by the Monetary Board of Bangko Sentral.

In addition, so long as the global bonds are outstanding or listed on the Euro MTF, copies of the Philippines’ economic reports for each year in English (as and when available) will be available at the offices of the listing agent in Luxembourg during normal business hours on any weekday. The underwriting agreement, if any, and the Fiscal Agency Agreement shall also be available free of charge at the office of the listing agent and the Luxembourg paying and transfer agent. Application has been made to admit the global bonds to listing on the Official List of the Luxembourg Stock Exchange and to trading on the Euro MTF.

5. The Bank of New York Mellon (Luxembourg) S.A. has been appointed as the Luxembourg paying and transfer agent. For so long as the global bonds are listed on the Euro MTF and the rules of the Luxembourg Stock Exchange so require, the Republic will maintain a Luxembourg paying and transfer agent.

Where You Can Find More Information

The Republic has filed registration statements relating to its global bonds, including the global bonds offered by this prospectus supplement, and warrants with the SEC under the U.S. Securities Act of 1933, as amended. Neither this prospectus supplement nor the accompanying prospectus contains all of the information described in the registration statements. For further information, you should refer to the registration statements.

You can request copies of the registration statements, including its various exhibits, upon payment of a duplicating fee, by writing to the SEC. You may also read and copy these documents at the SEC’s public reference room in Washington D.C.:

SEC Public Reference Room

100 F Street, N.E.

Washington, D.C. 20549

Please call the SEC at 1-800-SEC-0330 for further information. These documents are also available to the public from the SEC’s web site at http://www.sec.gov.

Republic of the Philippines

Debt Securities and/or Warrants

The Republic of the Philippines (the “Republic”) may from time to time offer and sell its debt securities and warrants in amounts, at prices and on terms to be determined at the time of sale and provided in one or more supplements to this prospectus. The Republic may also offer debt securities in exchange for other debt securities or that are convertible into new debt securities. The Republic may offer securities with an aggregate principal amount of up to US$3,648,190,400 (or the equivalent in other currencies) in the United States. The Republic will provide specific terms of these securities in supplements to this prospectus. You should read this prospectus and any supplement carefully before you invest. This prospectus may not be used to offer or sell securities unless accompanied by a supplement. The Republic may sell the securities directly, through agents designated from time to time or through underwriters. The names of any agents or underwriters will be provided in the applicable prospectus supplement.

You should not assume that information in this prospectus, any prospectus supplement or any document incorporated by reference in them is accurate as of any date other than its date.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

This prospectus is dated January 2, 2018.

ABOUT THIS PROSPECTUS

This prospectus provides you with a general description of the securities the Republic may offer under the “shelf” registration statement it has filed with the Securities and Exchange Commission (the “SEC”). Each time the Republic sells securities covered by this prospectus, it will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. If the information in this prospectus differs from any prospectus supplement, you should rely on the information contained in the prospectus supplement. You should read both this prospectus and the accompanying prospectus supplement, together with additional information described below under the heading “Further Information.”

FORWARD-LOOKING STATEMENTS

Some of the statements contained in this prospectus under “Republic of the Philippines” are forward looking. They include statements concerning, among others:

•	the Republic’s economic, business and political conditions and prospects;

•	the Republic’s financial stability;

•	the depreciation or appreciation of the peso;

•	changes in interest rates; and

•	governmental, statutory, regulatory or administrative initiatives.

Actual results may differ materially from those suggested by the forward-looking statements due to various factors. These factors include, but are not limited to:

•

adverse external factors, such as high international interest rates and recession or low growth in the economies of the Republic’s trading partners. High international interest rates could increase the Republic’s current account deficit and budgetary expenditures. Recession or low growth in the economies of the Republic’s trading partners could lead to fewer exports from the Republic and, indirectly, lower growth in the Republic;

•

instability or volatility in the international financial markets. This could lead to domestic volatility, making it more difficult for the Government to achieve its macroeconomic goals. This could also lead to declines in foreign direct and portfolio investment inflows;

•

adverse domestic factors, such as a decline in domestic savings and investment, increases in domestic inflation, high domestic interest rates and exchange rate volatility. Each of these factors could lead to lower growth or lower international reserves; and

•

other adverse factors, such as climatic or seismic events, the recurrence of the outbreak of diseases such as severe acute respiratory syndrome, middle east respiratory syndrome and avian influenza and political uncertainty.

DATA DISSEMINATION

The Republic is a subscriber to the IMF’s Special Data Dissemination Standard (“SDDS”), which is designed to improve the timeliness and quality of information of subscribing member countries. The SDDS requires subscribing member countries to provide schedules indicating, in advance, the date on which data will be released or the so-called “Advance Release Calendar.” For the Republic, precise dates or “no-later-than dates” for the release of data under the SDDS are disseminated three months in advance through the Advance Release Calendar, which is published on the Internet under the IMF’s Dissemination Standards Bulletin Board. Summary methodologies of all metadata to enhance transparency of statistical compilation are also provided on the Internet under the Dissemination Standards Bulletin Board. The Internet website for the Republic’s Advance Release Calendar and metadata is located at http://dsbb.imf.org/Pages/SDDS/CtyCtgList.aspx?ctycode=PHL.

USE OF PROCEEDS

Unless otherwise specified in the applicable prospectus supplement, the net proceeds from sales of securities will be used for the general purposes of the Republic, including for budget support and to repay a portion of the Government’s borrowings.

RATINGS

Ratings included herein are not a recommendation to purchase, hold or sell securities and may be changed, suspended or withdrawn at any time. The Republic’s current credit ratings and rating outlooks are dependent upon economic conditions and other factors affecting credit risk that are outside the control of the Republic. Each rating should be evaluated independently of the others. Detailed explanations of the ratings may be obtained from the rating agencies. The Republic discloses these ratings because, though the Republic has no control over ratings, they are important to the Republic’s ability to obtain the financing that it needs on terms that are favorable to it. A decision by a rating agency to downgrade the Republic’s credit rating may have an adverse impact on its ability to access funding and may increase its borrowing costs, while an upgrade in its rating may improve its access to funding and reduce its borrowing costs.

DESCRIPTION OF THE SECURITIES

Description of the Debt Securities

The Republic may issue debt securities in separate series at various times. Each series of the debt securities will be issued pursuant to a fiscal agency agreement (each, as applicable to a series of debt securities, the “Fiscal Agency Agreement”). The description below summarizes the material provisions of the debt securities that are common to all series and the Fiscal Agency Agreement. Since it is only a summary, the description may not contain all of the information that is important to you as a potential investor in the debt securities. Therefore, the Republic urges you to read the form of the Fiscal Agency Agreement and the form of the global bond before deciding whether to invest in the debt securities. The Republic has filed a copy of these documents with the Securities and Exchange Commission as exhibits to the registration statement of which this prospectus is a part. You should refer to such exhibits for more complete information.

The financial terms and other specific terms of your debt securities are described in the prospectus supplement relating to your debt securities. The description in the prospectus supplement will supplement this description or, to the extent inconsistent with this description, replace it.

You can find the definitions of certain capitalized terms in the subsection titled “Glossary of Certain Defined Terms” located at the end of this section.

General Terms of the Bonds

The prospectus supplement that relates to your debt securities will specify the following terms:

•	The aggregate principal amount and the designation;

•	The currency or currencies or composite currencies of denomination and payment;

•	Any limitation on principal amount and authorized denominations;

•	The percentage of their principal amount at which the debt securities will be issued;

•	The maturity date or dates;

•	The interest rate or rates, if any, for the debt securities and, if variable, the method by which the interest rate or rates will be calculated;

•	Whether any amount payable in respect of the debt securities will be determined based on an index or formula, and how any such amount will be determined;

•	The dates from which interest, if any, will accrue for payment of interest and the record dates for any such interest payments;

•	Where and how the Republic will pay principal and interest;

•	Whether and in what circumstances the debt securities may be redeemed before maturity;

•	Any sinking fund or similar provision;

•	Whether any part or all of the debt securities will be in the form of a global security and the circumstances in which a global security is exchangeable for certificated securities;

•

If issued in certificated form, whether the debt securities will be in bearer form with interest coupons, if any, or in registered form without interest coupons, or both forms, and any restrictions on exchanges from one form to the other; and

•	Whether the debt securities will be designated “Collective Action Securities” (as described below under “Collective Action Securities”).

If the Republic issues debt securities in bearer form, the prospectus supplement relating to the debt securities will also describe applicable U.S. federal income tax and other considerations additional to the disclosure in this prospectus.

Payments of Principal, Premium and Interest

On every payment date specified in the relevant prospectus supplement, the Republic will pay the principal, premium and/or interest due on that date to the registered holder of the relevant debt security at the close of business on the related record date. The record date will be specified in the applicable prospectus supplement. The Republic will make all payments at the place and in the currency set out in the prospectus supplement. Unless otherwise specified in the relevant prospectus supplement or the debt securities, the Republic will make payments in U.S. dollars at the New York office of the fiscal agent or, outside the United States, at the office of any paying agent. Unless otherwise specified in the applicable prospectus supplement, the Republic will pay interest by check, payable to the registered holder.

If the relevant debt security has joint holders, the check will be payable to all of them or to the person designated by the joint holders at least three business days before payment. The Republic will mail the check to the address of the registered holder in the bond register and, in the case of joint holders, to the address of the joint holder named first in the bond register.

The Republic will make any payment on debt securities in bearer form at the designated offices or agencies of the fiscal agent, or any other paying agent, outside of the United States. At the option of the holder of debt securities, the Republic will pay by check or by transfer to an account maintained by the payee with a bank located outside of the United States. The Republic will not make payments on bearer securities at the corporate trust office of the fiscal agent in the United States or at any other paying agency in the United States. In addition, the Republic will not make any payment by mail to an address in the United States or by transfer to an account with a bank in the United States. Nevertheless, the Republic will make payments on a bearer security denominated and payable in U.S. dollars at an office or agency in the United States if:

•	payment outside the United States is illegal or effectively precluded by exchange controls or other similar restrictions; and

•	the payment is then permitted under United States law, without material adverse consequences to the Republic.

If the Republic issues bearer securities, it will designate the offices of at least one paying agent outside the United States as the location for payment.

Repayment of Funds; Prescription

If no one claims money paid by the Republic to the fiscal agent for the payment of principal or interest for two years after the payment was due and payable, the fiscal agent or paying agent will repay the money to the Republic. After such repayment, the fiscal agent or paying agent will not be liable with respect to the amounts so repaid. However, the Republic’s obligations to pay the principal of, and interest on, the debt securities as they become due will not be affected by such repayment.

You will not be permitted to submit a claim to the Republic for payment of principal or interest on any series of debt securities unless made within 10 years, in the case of principal, and five years, in the case of interest, from the date on which payment was due.

Global Securities

The prospectus supplement relating to a series of debt securities will indicate whether any of that series of debt securities will be represented by a global security. The prospectus supplement will also describe any unique specific terms of the depositary arrangement with respect to that series. Unless otherwise specified in the prospectus supplement, the Republic anticipates that the following provisions will apply to depositary arrangements.

Registered Ownership of the Global Security

The global security will be registered in the name of a depositary identified in the prospectus supplement, or its nominee, and will be deposited with the depositary, its nominee or a custodian. The depositary, or its nominee, will therefore be considered the sole owner or holder of debt securities represented by the global security for all purposes under the Fiscal Agency Agreement. Except as specified below or in the applicable prospectus supplement, beneficial owners:

•	will not be entitled to have any of the debt securities represented by the global security registered in their names;

•	will not receive physical delivery of any debt securities in definitive form;

•	will not be considered the owners or holders of the debt securities;

•

must rely on the procedures of the depositary and, if applicable, any participants (institutions that have accounts with the depositary or a nominee of the depositary, such as securities brokers and dealers) to exercise any rights of a holder of the debt securities; and

•	will receive payments of principal and interest from the depositary or its participants rather than directly from the Republic.

The Republic understands that, under existing industry practice, the depositary and participants will allow beneficial owners to take all actions required of, and exercise all rights granted to, the registered holders of the debt securities.

The Republic will issue certificated securities and register debt securities in the name of a person other than the depositary or its nominee only if:

•

the depositary for a series of debt securities is unwilling or unable to continue as depositary or ceases to be a clearing agency registered under the Securities Exchange Act of 1934 and the Republic does not appoint a successor depositary within 90 days;

•	the Republic determines, in its sole discretion, not to have a series of debt securities represented by a global security; or

•	a default occurs that entitles the holders of the debt securities to accelerate the maturity date and such default has not been cured.

In these circumstances, an owner of a beneficial interest in a global security will be entitled to registration of a principal amount of debt securities equal to its beneficial interest in its name and to physical delivery of the debt securities in definitive form. Definitive debt securities in bearer form will not be issued in respect of a global security in registered form.

Beneficial Interests in and Payments on a Global Security

Only participants, and persons that may hold beneficial interests through participants, can own a beneficial interest in the global security. The depositary keeps records of the ownership and transfer of beneficial interests in the global security by its participants. In turn, participants keep records of the ownership and transfer of beneficial interests in the global security by other persons (such as their customers). No other records of the ownership and transfer of beneficial interests in the global security will be kept.

All payments on a global security will be made to the depositary or its nominee. When the depositary receives payment of principal or interest on the global security, the Republic expects the depositary to credit its participants’ accounts with amounts that correspond to their respective beneficial interests in the global security.

The Republic also expects that, after the participants’ accounts are credited, the participants will credit the accounts of the owners of beneficial interests in the global security with amounts that correspond to the owners’ respective beneficial interests in the global security.

The depositary and its participants establish policies and procedures governing payments, transfers, exchanges and other important matters that affect owners of beneficial interests in a global security. The depositary and its participants may change these policies and procedures from time to time. The Republic has no responsibility or liability for the records of ownership of beneficial interests in the global security, or for payments made or not made to owners of such beneficial interests. The Republic also has no responsibility or liability for any aspect of the relationship between the depositary and its participants or for any aspect of the relationship between participants and owners of beneficial interests in the global security.

Bearer Securities

The Republic may issue debt securities of a series in the form of one or more bearer global debt securities deposited with a common depositary for the Euroclear System and Clearstream Banking, S.A., or with a nominee identified in the applicable prospectus supplement. The specific terms and procedures, including the specific terms of the depositary arrangement, with respect to any portion of a series of debt securities to be represented by a bearer global security will be described in the applicable prospectus supplement.

Additional Amounts

The Republic will make all payments on the debt securities without withholding or deducting any present or future taxes imposed by the Republic or any of its political subdivisions, unless required by law. If Philippine law requires the Republic to deduct or withhold taxes, it will pay the holders of the debt securities such additional amounts as are necessary to ensure that they receive the same amount as they would have received without such withholding or deduction.

The Republic will not pay, however, any additional amounts if the holder of the debt securities is liable for Philippine tax because:

•	the holder of the debt securities is connected with the Republic other than by merely owning the debt security or receiving income or payments on the bond; or

•

the holder of the debt securities failed to comply with any reasonable certification, identification or other reporting requirement concerning the holder’s nationality, residence, identity or connection with the Republic, if compliance with such requirement is required by any statute or regulation of the Republic as a precondition to exemption from withholding or deduction of taxes; or

•

the holder of the debt securities failed to present its debt security for payment within 30 days of when the payment is due or when the Republic makes available to the holder of the debt securities or the relevant fiscal or paying agent a payment of principal or interest, whichever is later. Nevertheless, the Republic will pay additional amounts to the extent the holder would have been entitled to such amounts had it presented its debt security for payment on the last day of the 30 day period.

Status of Bonds

While outstanding, the debt securities will:

•	constitute direct, unconditional and unsecured obligations of the Republic;

•	rank at least equally in right of payment with all of the Republic’s other unsecured and unsubordinated External Indebtedness, except as described below; and

•	continue to be backed by the full faith and credit of the Republic.

Under Philippine law, unsecured debt (including guarantees of debt) of a borrower in insolvency or liquidation that is documented by a public instrument, as provided in Article 2244(14) of the Civil Code of the Republic, ranks ahead of unsecured debt that is not so documented. Debt is treated as documented by a public instrument if it is acknowledged before a notary or any person authorized to administer oaths in the Republic. The Government maintains that debt of the Republic is not subject to the preferences granted under Article 2244(14) or cannot be documented by a public instrument without acknowledgment of the Republic as debtor. The Philippine courts have never addressed this matter, however, and it is uncertain whether a document evidencing the Republic’s Peso or non-Peso denominated debt (including External Indebtedness), notarized without the Republic’s participation, would be considered documented by a public instrument. If such debt were considered documented by a public instrument, it would rank ahead of the debt securities if the Republic could not meet its debt obligations.

The Republic has represented that it has not prepared, executed or filed any public instrument, as provided in Article 2244(14) of the Civil Code of the Philippines, relating to any External Indebtedness. It also has not consented or assisted in the preparation or filing of any such public instrument. The Republic also agreed that it will not create any preference or priority in respect of any External Public Indebtedness pursuant to Article 2244(14) of the Civil Code of the Philippines unless its grants equal and ratable preference or priority to amounts payable under the debt securities.

Negative Pledge Covenant

If any debt securities are outstanding, the Republic will not create or permit any Liens on its assets or revenues as security for any of its External Public Indebtedness, unless the Lien also secures the Republic’s obligations under the debt securities. In addition, the Republic will not create any preference or priority for any of its External Public Indebtedness pursuant to Article 2244(14) of the Civil Code of the Philippines, or any successor law, unless it grants equal and ratable preference or priority to amounts due under the debt securities.

The Republic may create or permit a Lien:

•

on any property or asset (or any interest in such property or asset) incurred when the property or asset was purchased, improved, constructed, developed or redeveloped to secure payment of the cost of the activity;

•	securing Refinanced External Public Indebtedness;

•

arising out of the extension, renewal or replacement of any External Public Indebtedness that is permitted to be subject to a Lien pursuant to either of the previous two bullet points, as long as the principal amount of the External Public Indebtedness so secured is not increased;

•	arising in the ordinary course of banking transactions to secure External Public Indebtedness with a maturity not exceeding one year;

•

existing on any property or asset at the time it was purchased, or arising after the acquisition under a contract entered into before and not in contemplation of the acquisition, and any extension and renewal of that Lien which is limited to the original property or asset and secures any extension or renewal of the original secured financing;

•	that:

(A) arises pursuant to any legal process in connection with court proceedings so long as the enforcement of the Lien is stayed and the Republic is contesting the claims secured in good faith; or

(B) secures the reimbursement obligation under any surety given in connection with the release of any Lien referred to in (A) above;

if it is released or discharged within one year of imposition; or

•	arising by operation of law, provided that any such Lien is not created or permitted to be created by the Republic for the purpose of securing any External Public Indebtedness.

The international reserves of Bangko Sentral represent substantially all of the official gross international reserves of the Republic. Because Bangko Sentral is an independent entity, the Republic and Bangko Sentral believe that the debt securities’ negative pledge covenant does not apply to Bangko Sentral’s international reserves. Bangko Sentral could therefore incur External Indebtedness secured by international reserves without securing amounts payable under the debt securities.

Events of Default

The following description does not apply to any series of debt securities that has been designated Collective Action Securities. See “Collective Action Securities—Events of Default” below for a description of the corresponding terms of Collective Action Securities.

Each of the following constitutes an event of default with respect to any series of debt securities:

(1) Non-Payment: the Republic does not pay principal or interest on any debt securities of such series when due and such failure continues for 30 days;

(2) Breach of Other Obligations: the Republic fails to observe or perform any of the covenants in the series of debt securities (other than non-payment) for 60 days after written notice of the default is delivered by any holder of debt securities to the Republic at the corporate trust office of the fiscal agent in New York City;

(3) Cross Default and Cross Acceleration:

(a)	the Republic fails to make a payment of principal, premium, prepayment charge or interest when due on any External Public Indebtedness with a principal amount equal to or greater than $25,000,000 or its equivalent, and this failure continues beyond the applicable grace period; or

(b)	any External Public Indebtedness of the Republic or the central monetary authority in principal amount equal to or greater than $25,000,000 is accelerated, other than by optional or mandatory prepayment or redemption.

For the purposes of this event of default, the U.S. dollar equivalent for non-U.S. dollar debt will be computed using the middle spot rate for the relevant currency against the U.S. dollar as quoted by The Bank of New York Mellon (as successor in interest to JPMorgan Chase Bank, N.A.) on the date of determination;

(4) Moratorium: the Republic declares a general moratorium on the payment of its or the central monetary authority’s External Indebtedness;

(5) Validity:

(a)	the Republic, or any governmental body with the legal power and authority to declare such series of debt securities and the related Fiscal Agency Agreement invalid or unenforceable, challenges the validity of such series of debt securities or the related Fiscal Agency Agreement;

(b)	the Republic denies any of its obligations under such series of debt securities or the related Fiscal Agency Agreement; or

(c)	any legislative, executive or constitutional measure or final judicial decision renders any material provision of such series of debt securities or the related Fiscal Agency Agreement invalid or unenforceable or prevents or delays the performance of the Republic’s obligations under such series of debt securities or the related Fiscal Agency Agreement;

(6) Failure of Authorizations: any legislative, executive or constitutional authorization necessary for the Republic to perform its material obligations under the series of debt securities or the related Fiscal Agency Agreement ceases to be in full force and effect or is modified in a manner materially prejudicial to the holders of the debt securities;

(7) Control of Assets: the Republic or the central monetary authority does not at all times exercise full control over the Republic’s International Monetary Assets; or

(8) IMF Membership: the Republic ceases to be a member of the IMF or loses its eligibility to use the general resources of the IMF.

The events described in paragraphs 2, 4, 5 and 6 will be events of default only if they materially prejudice the interests of holders of the debt securities.

If any of the above events of default occurs and is continuing, holders of the debt securities representing at least 25% in principal amount of the debt securities of that series then outstanding may declare all of the debt securities of the series to be due and payable immediately by written notice to the Republic and the fiscal agent. In the case of an event of default described in paragraphs 1 or 4 above, any holder of the debt securities may declare the principal amount of debt securities that it holds to be immediately due and payable by written notice to the Republic and the fiscal agent.

Investors should note that:

•

despite the procedure described above, no debt securities may be declared due and payable if the Republic cures the applicable event of default before it receives the written notice from the holder of the debt securities;

•	the Republic is not required to provide periodic evidence of the absence of defaults; and

•

the Fiscal Agency Agreement does not require the Republic to notify holders of the debt securities of an event of default or grant any holder of the debt securities a right to examine the bond register.

Modifications and Amendments; Bondholders’ Meetings

The following description does not apply to any series of debt securities that has been designated Collective Action Securities. See “Collective Action Securities—Modifications and Amendments; Bondholders’ Meetings” for a description of the corresponding terms of Collective Action Securities.

Each holder of a series of debt securities must consent to any amendment or modification of the terms of that series of debt securities or the Fiscal Agency Agreement that would:

•	change the stated maturity of the principal of the debt securities or any installment of interest;

•	reduce the principal amount of such series of debt securities or the portion of the principal amount payable upon acceleration of such debt securities;

•	change the debt securities’ interest rate;

•	change the currency of payment of principal or interest;

•	change the obligation of the Republic to pay additional amounts on account of withholding taxes or deductions; or

•	reduce the percentage of the outstanding principal amount needed to modify or amend the related Fiscal Agency Agreement or the terms of such series of debt securities.

With respect to other types of amendment or modification, the Republic may, with the consent of the holders of at least a majority in principal amount of the debt securities of a series that are outstanding, modify and amend that series of debt securities or, to the extent the modification or amendment affects that series of debt securities, the Fiscal Agency Agreement.

The Republic may at any time call a meeting of the holders of a series of debt securities to seek the holders’ approval of the modification, or amendment, or obtain a waiver, of any provision of that series of debt securities. The meeting will be held at the time and place in the Borough of Manhattan in New York City as determined by the Republic. The notice calling the meeting must be given at least 30 days and not more than 60 days prior to the meeting.

While an event of default with respect to a series of debt securities is continuing, holders of at least 10% of the aggregate principal amount of that series of debt securities may compel the fiscal agent to call a meeting of all holders of debt securities of that series.

The persons entitled to vote a majority in principal amount of the debt securities of the series that are outstanding at the time will constitute a quorum at a meeting of the holders of the debt securities. To vote at a meeting, a person must either hold outstanding debt securities of the relevant series or be duly appointed as a proxy for a holder of the debt securities. The fiscal agent will make all rules governing the conduct of any meeting.

The Fiscal Agency Agreement and a series of debt securities may be modified or amended, without the consent of the holders of the debt securities, to:

•	add covenants of the Republic that benefit holders of the debt securities;

•	surrender any right or power given to the Republic;

•	secure the debt securities; or

•

cure any ambiguity or correct or supplement any defective provision in the Fiscal Agency Agreement or the debt securities, without materially and adversely affecting the interests of the holders of the debt securities.

Replacement of Debt Securities

If a debt security becomes mutilated, defaced, destroyed, lost or stolen, the Republic may issue, and the fiscal agent will authenticate and deliver, a substitute debt security. The Republic and the fiscal agent will require proof of any claim that a debt security was destroyed, lost or stolen.

The applicant for a substitute debt security must indemnify the Republic, the fiscal agent and any other agent for any losses they may suffer relating to the debt security that was destroyed, lost or stolen. The applicant will be required to pay all expenses and reasonable charges associated with the replacement of the mutilated, defaced, destroyed, lost or stolen debt security.

Fiscal Agent

The Republic will appoint a fiscal agent or agents in connection with each series of the debt securities whose duties will be governed by the related Fiscal Agency Agreement. Different fiscal agents may be appointed for different series of debt securities. The Republic may maintain bank accounts and a banking relationship with each fiscal agent. Each fiscal agent is the agent of the Republic and does not act as a trustee for the holders of the debt securities.

Notices

All notices will be mailed to the registered holders of a series of debt securities. If a depositary is the registered holder of global securities, each beneficial holder must rely on the procedures of the depositary and its participants to receive notices, subject to any statutory or regulatory requirements.

If the Republic lists a series of debt securities on the Luxembourg Stock Exchange, and the rules of that exchange so require, all notices to holders of that series of debt securities will be published in a daily newspaper of general circulation in Luxembourg. The Republic expects that the Luxemburger Wort will be the newspaper. If notice cannot be published in an appropriate newspaper, notice will be considered validly given if made pursuant to the rules of the Luxembourg Stock Exchange.

Governing Law

The Fiscal Agency Agreement and the debt securities will be governed by the laws of the State of New York without regard to any principles of New York law requiring the application of the laws of another jurisdiction. Nevertheless, all matters governing the authorization, execution and delivery of the debt securities and the Fiscal Agency Agreement by the Republic will be governed by the laws of the Republic.

Further Issues of Debt Securities

The following description does not apply to any series of debt securities that has been designated Collective Action Securities. See “Collective Action Securities—Further Issues of Debt Securities” for a description of the corresponding terms of Collective Action Securities.

The Republic may, without the consent of the holders of the debt securities, create and issue additional debt securities with the same terms and conditions as any series of bonds (or that are the same in all respects except for the amount of the first interest payment and for the interest paid on the series of debt securities prior to the issuance of the additional debt securities). The Republic may consolidate such additional debt securities with the outstanding debt securities to form a single series. Any further debt securities forming a single series with the outstanding debt securities of any series constituted by a Fiscal Agency Agreement shall be constituted by an agreement supplemental to such relevant Fiscal Agency Agreement.

Jurisdiction and Enforceability

The Republic is a foreign sovereign government and your ability to collect on judgments of U.S. courts against the Republic may be limited.

The Republic will irrevocably appoint the Philippine Consul General in New York, New York as its authorized agent to receive service of process in any suit based on any series of debt securities which any holder of the debt securities may bring in any state or federal court in New York City. The Republic submits to the jurisdiction of any state or federal court in New York City or any competent court in the Republic in such action. The Republic waives, to the extent permitted by law, any objection to proceedings in such courts. The Republic also waives irrevocably any immunity from jurisdiction to which it might otherwise be entitled in any suit based on any series of debt securities.

Because of its waiver of immunity, the Republic would be subject to suit in competent courts in the Republic. A judgment against the Republic in state or federal court in New York City would be recognized and enforced by the courts of the Republic in any enforcement action without re-examining the issues if:

•	such judgment was not obtained by collusion or fraud;

•	the foreign court rendering such judgment had jurisdiction over the case;

•	the Republic had proper notice of the proceedings before the foreign court; and

•	such judgment was not based upon a clear mistake of law or fact.

Notwithstanding any of the above, the Philippine Consul General is not the agent for receipt of service for suits under the U.S. federal or state securities laws, and the Republic’s waiver of immunity does not extend to those actions. In addition, the Republic does not waive immunity relating to its:

•	properties and assets used by a diplomatic or consular mission;

•	properties and assets under the control of its military authority or defense agency; and

•	properties and assets located in the Republic and dedicated to public or governmental use.

If you bring a suit against the Republic under U.S. federal or state securities laws, unless the Republic waives immunity, you would be able to obtain a United States judgment against the Republic only if a court determined that the Republic is not entitled to sovereign immunity under the United States Foreign Sovereign Immunities Act. Even if you obtained a United States judgment in any such suit, you may not be able to enforce the judgment in the Republic. Moreover, you may not be able to enforce a judgment obtained under the Foreign Sovereign Immunities Act against the Republic’s property located in the United States except under the limited circumstances specified in the act.

Glossary of Certain Defined Terms

Certain definitions used in the Fiscal Agency Agreement are set forth below. For a full explanation of all of these terms or any capitalized terms used in this section you should refer to the Fiscal Agency Agreement.

“External Indebtedness” means Indebtedness denominated or payable by its terms, or at the option of the holder, in a currency or currencies other than that of the Republic.

“External Public Indebtedness” means any External Indebtedness in the form of bonds, debentures, notes or other similar instruments or other securities which is, or is eligible to be, quoted, listed or ordinarily purchased and sold on any stock exchange, automated trading system or over-the-counter or other securities market.

“Indebtedness” means any indebtedness for money borrowed or any guarantee of indebtedness for money borrowed.

“International Monetary Assets” means all (i) gold, (ii) Special Drawing Rights, (iii) Reserve Positions in the Fund and (iv) Foreign Exchange.

“Lien” means any mortgage, deed of trust, charge, pledge, lien or other encumbrance or preferential arrangement which has the practical effect of constituting a security interest.

“Refinanced External Public Indebtedness” means the U.S.$130,760,000 Series A Interest Reduction Bonds due 2007 issued by the Republic on December 1, 1992, the U.S.$626,616,000 Series B Interest Reduction Bonds due 2008 issued by the Republic on December 1, 1992, the U.S.$153,490,000 Series A Principal Collateralized Interest Reduction Bonds due 2018 issued by the Republic on December 1, 1992 and the U.S.$1,740,600,000 Series B Collateralized Interest Reduction Bonds due 2017 issued by the Republic on December 1, 1992.

“Special Drawing Rights,” “Reserve Positions in the Fund” and “Foreign Exchange,” have, as to the type of assets included, the meanings given to them in the IMF’s publication entitled “International Financial Statistics” or any other meaning formally adopted by the IMF from time to time.

Description of the Warrants

Each series of warrants will be issued under a warrant agreement (each, as applicable to a series of warrants, the “Warrant Agreement”) to be entered into between the Republic and a bank or trust company as warrant agent. The description below summarizes some of the provisions of warrants for the purchase of bonds that the Republic may issue from time to time and of the Warrant Agreement. Copies of the forms of warrants and the Warrant Agreement are or will be filed as exhibits to the registration statement of which this prospectus is a part. Since it is only a summary, the description may not contain all of the information that is important to you as a potential investor in the warrants.

The description of the warrants that will be contained in the prospectus supplement will supplement this description and, to the extent inconsistent with this description, replace it.

General Terms of the Warrants

The prospectus supplement relating to the series of warrants will set forth:

•	The terms of the bonds purchasable upon exercise of the warrants, as described above under “Description of the Debt Securities—General Terms of the Bonds”;

•	The principal amount of bonds purchasable upon exercise of one warrant and the exercise price;

•	The procedures and conditions for the exercise of the warrants;

•	The dates on which the right to exercise the warrants begins and expires;

•	Whether and under what conditions the warrants and any bonds issued with the warrants will be separately transferable;

•	Whether the warrants will be issued in certificated or global form and, if in global form, information with respect to applicable depositary arrangements;

•

If issued in certificated form, whether the warrants will be issued in registered or bearer form, whether they will be exchangeable between such forms, and, if issued in registered form, where they may be transferred and registered; and

•	Other specific provisions.

The warrants will be subject to the provisions set forth under “Description of the Securities—Description of the Debt Securities,” “—Governing Law” and “—Jurisdiction and Enforceability.”

Limitations on Issuance of Bearer Debt Securities

Bearer securities will not be offered, sold or delivered in the United States or its possessions or to a United States person, except in certain circumstances permitted by U.S. Treasury Regulations. Bearer securities will initially be represented by temporary global securities (without interest coupons) deposited with a common depositary in London for the Euroclear System for credit to designated accounts. Unless otherwise indicated in the applicable prospectus supplement:

•

each temporary global security will be exchangeable for definitive bearer securities on or after the date that is 40 days after issuance only upon receipt of certification of non-United States beneficial ownership of the temporary global security as provided in United States tax regulations, provided that no bearer security will be mailed or otherwise delivered to any location in the United States in connection with the exchange; and

•

any interest payable on any portion of a temporary global security with respect to any interest payment date occurring prior to the issuance of definitive bearer securities will be paid only upon receipt of certification of non-United States beneficial ownership of the temporary global security as provided in United States tax regulations.

Bearer securities (other than temporary global debt securities) and any related coupons will bear the following legend: “Any United States person who holds this obligation will be subject to limitations under the United States federal income tax laws, including the limitations provided in Sections 165(j) and 1287(a) of the Internal Revenue Code.” The sections referred to in the legend provide that, with certain exceptions, a United States person who holds a bearer security or coupon will not be allowed to deduct any loss realized on the disposition of the bearer security, and any gain (which might otherwise be characterized as capital gain) recognized on the disposition will be treated as ordinary income.

For the purposes of this section, “United States person” means:

•	an individual citizen or resident of the United States;

•	a corporation, partnership or other entity created or organized in or under the laws of the United States or any political subdivision thereof;

•	an estate the income of which is subject to United States federal income taxation regardless of its source; or

•

a trust if a United States court is able to exercise primary supervision over the trust’s administration and one or more United States persons have the authority to control all of the trust’s substantial decisions.

For the purposes of this section, “United States” means the United States of America (including the States and the District of Columbia), its territories, its possessions and other areas subject to its jurisdiction.

Ranking Provisions of the Debt Securities

In NML Capital, Ltd. v. Republic of Argentina, the U.S. Court of Appeals for the Second Circuit has ruled that the ranking clause in bonds issued by the Republic of Argentina prevents Argentina from making payments in respect of bonds Argentina issued in a restructuring unless Argentina makes pro rata payments on defaulted bonds that were not exchanged in the restructuring and which rank pari passu with the bonds issued in the restructuring. The U.S. Supreme Court has declined to hear the case in an appeal by Argentina.

An equal ranking provision similar to the provision litigated in NML Capital, Ltd. v. Republic of Argentina will be contained in the debt securities and has been contained in other securities previously issued by the Republic. The Republic has always intended that the equal ranking clause described in this prospectus and appearing in other securities previously issued by the Republic would permit it to redeem or to make principal and interest payments in respect of some of its external debt without making ratable payments in respect of other external debt. However, the decision of the Second Circuit could affect that interpretation, which in turn could potentially hinder or impede debt restructurings and distressed debt management transactions by the Republic, by affecting the voting decisions of bondholders under, for example, the collective action clause contained in previously issued debt securities or debt securities offered under this prospectus. Although a court interpreting the Republic’s equal ranking clause could reach a decision different from the Second Circuit in the litigation involving Argentina, the Republic cannot predict whether or in what manner the courts would resolve a dispute over this clause or how any such judgment would be applied or implemented. Further, the Republic cannot predict whether the litigation described above will affect the liquidity of the trading market for the Republic’s debt securities or the price at which the debt securities will trade in the secondary market.

COLLECTIVE ACTION SECURITIES

The Republic may designate a particular series of debt securities to be “Collective Action Securities,” the specific terms of which will be described in the prospectus supplement relating to such series of debt securities. Collective Action Securities will have the same terms and conditions as the securities described under the heading “Description of the Debt Securities” above, except that such Collective Action Securities shall contain different provisions relating to certain aspects of default, acceleration, voting on amendments, modifications, changes or waivers and further issues of debt securities as follows:

Events of Default

Each of the following constitutes an event of default with respect to any series of debt securities:

(1) Non-Payment:    the Republic does not pay principal or interest on any debt securities of such series when due and such failure continues for 30 days;

(2) Breach of Other Obligations:    the Republic fails to observe or perform any of the covenants in the series of debt securities (other than non-payment) for 60 days after written notice of the default is delivered by any holder of debt securities to the Republic at the corporate trust office of the fiscal agent in New York City;

(3) Cross Default and Cross Acceleration:

(a)	the Republic fails to make a payment of principal, premium, prepayment charge or interest when due on any External Public Indebtedness with a principal amount equal to or greater than $25,000,000 or its equivalent, and this failure continues beyond the applicable grace period; or

(b)	any External Public Indebtedness of the Republic or the central bank of the Republic in principal amount equal to or greater than $25,000,000 is accelerated, other than by optional or mandatory prepayment or redemption.

For the purposes of this event of default, the U.S. dollar equivalent for non-U.S. dollar debt will be computed using the middle spot rate for the relevant currency against the U.S. dollar as quoted by The Bank of New York Mellon (as successor in interest to JPMorgan Chase Bank, N.A.) on the date of determination;

(4) Moratorium:    the Republic declares a general moratorium on the payment of its or the central monetary authority’s External Indebtedness;

(5) Validity:

(a)	the Republic, or any governmental body with the legal power and authority to declare such series of debt securities and the related Fiscal Agency Agreement invalid or unenforceable, challenges the validity of such series of debt securities or the related Fiscal Agency Agreement;

(b)	the Republic denies any of its obligations under such series of debt securities or the related Fiscal Agency Agreement; or

(c)	any legislative, executive or constitutional measure or final judicial decision renders any material provision of such series of debt securities or the related Fiscal Agency Agreement invalid or unenforceable or prevents or delays the performance of the Republic’s obligations under such series of debt securities or the related Fiscal Agency Agreement;

(6) Failure of Authorizations:    any legislative, executive or constitutional authorization necessary for the Republic to perform its material obligations under the series of debt securities or the related Fiscal Agency Agreement ceases to be in full force and effect or is modified in a manner materially prejudicial to the holders of the debt securities;

(7) Control of Assets:    the Republic or the central bank of the Republic does not at all times exercise full control over the Republic’s International Monetary Assets; or

(8) IMF Membership:    the Republic ceases to be a member of the IMF or loses its eligibility to use the general resources of the IMF.

The events described in paragraphs 2, 4, 5 and 6 will be events of default only if they materially prejudice the interests of holders of the debt securities.

If any of the above events of default occurs and is continuing, holders of the debt securities representing at least 25% in principal amount of the debt securities of that series then outstanding may declare all of the debt securities of the series to be due and payable immediately by written notice to the Republic and the fiscal agent. The holders of more than 50% of the aggregate principal amount of the outstanding debt securities of the affected series may rescind a declaration of acceleration if the event or events of default giving rise to the declaration have been cured or waived.

Investors should note that:

•

despite the procedure described above, no debt securities may be declared due and payable if the Republic cures the applicable event of default before it receives the written notice from the holders of the debt securities;

•	the Republic is not required to provide periodic evidence of the absence of defaults; and

•

the Fiscal Agency Agreement does not require the Republic to notify holders of the debt securities of an event of default or grant any holder of the debt securities a right to examine the bond register.

Modifications and Amendments; Bondholders’ Meetings

The Republic and the fiscal agent may, with the consent of the holders of not less than 75% of the aggregate principal amount of the outstanding debt securities, voting at a meeting or by written consent, make any amendment, modification, change or waiver with respect to the debt securities or the Fiscal Agency Agreement that would:

•	change the stated maturity of the principal of the debt securities or the due date of any installment of interest;

•	reduce the principal amount of such series of debt securities or the portion of the principal amount payable upon acceleration of such debt securities;

•	change the debt securities’ interest rate;

•	change the currency of payment of principal or interest;

•	change the obligation of the Republic to pay any additional amounts on account of withholding taxes or deductions;

•

reduce the percentage of the outstanding principal amount needed to modify or amend the related Fiscal Agency Agreement, any amendment or supplement thereto, or the terms of such series of debt securities;

•	change the definition of “outstanding” with respect to the debt securities of such series;

•

permit early redemption of the debt securities of the series or, if early redemption is already permitted, set a redemption date earlier than the date previously specified or reduce the redemption price;

•	change the governing law provision of the debt securities of that series;

•

change the courts to the jurisdiction to which the Republic has submitted, the Republic’s obligation to appoint and maintain an agent for service of process in the Borough of Manhattan, The City of New York, or the Republic’s waiver of immunity, in respect of actions or proceedings brought by any holder based upon the debt securities of that series;

•	in connection with an exchange offer for the debt securities of that series, amend any event of default under the debt securities of that series; or

•	change the pari passu ranking of the debt securities.

We refer to the above subjects as “reserved matters.” A change to a reserved matter, including the payment terms of the debt securities, can be made without the holder’s consent, as long as a supermajority of the holders (that is, the holders of at least 75% of the aggregate principal amount of the outstanding debt securities) agrees to the change.

With respect to other types of amendment or modification, the Republic may, with the consent of the holders of at least 66 2/3% in principal amount of the debt securities that are outstanding, modify and amend the debt securities or, to the extent the modification or amendment affects the debt securities, the Fiscal Agency Agreement or any amendment or supplement thereto.

The Republic may at any time call a meeting of the holders of debt securities to seek the holders’ approval of the modification or amendment, or to obtain a waiver, of any provision of the debt securities. The meeting will be held at the time and place in the Borough of Manhattan in New York City as determined by the Republic. The notice calling the meeting must be given at least 30 days and not more than 60 days prior to the meeting.

The holders of at least 10% of the aggregate principal amount of the debt securities that are outstanding may compel the fiscal agent to call a meeting of all holders of the debt securities.

For purposes of a meeting of the holders of the debt securities that does not propose to discuss reserved matters, the persons entitled to vote a majority in principal amount of the debt securities that are outstanding at the time will constitute a quorum. However, if such a meeting is adjourned for a lack of a quorum, then holders or proxies representing 25% of the outstanding principal amount will constitute a quorum when the meeting is rescheduled. For purposes of any meeting of holders that proposes to discuss reserved matters, as specified above, holders or proxies representing 75% of the aggregate principal amount of the outstanding notes will constitute a quorum. To vote at a meeting, a person must either hold outstanding debt securities or be duly appointed as a proxy for a holder of the debt securities. The fiscal agent will make all rules governing the conduct of any meeting.

The Fiscal Agency Agreement and the debt securities may be modified or amended, without the consent of the holders of the debt securities, to:

•	add covenants of the Republic that benefit holders of the debt securities;

•	surrender any right or power given to the Republic;

•	secure the debt securities; or

•

cure any ambiguity or correct or supplement any defective provision in the Fiscal Agency Agreement or the debt securities, without materially and adversely affecting the interests of the holders of the debt securities.

For purposes of determining whether the required percentage of holders of the debt securities of a series has approved any amendment, modification or change to, or waiver of, the debt securities or the Fiscal Agency Agreement, or whether the required percentage of holders has delivered a notice of acceleration of the debt securities of that series, debt securities owned, directly or indirectly, by the Republic or any public sector instrumentality of the Republic will be disregarded and deemed not to be outstanding (except that in determining whether the fiscal agent shall be protected in relying upon any amendment, modification, change or waiver, or any notice from holders, only debt securities that the fiscal agent knows to be so owned shall be so disregarded). As used in this paragraph, “public sector instrumentality” means Bangko Sentral, any department, ministry or agency of the Republic or any corporation, trust, financial institution or other entity owned or controlled by the Republic or any of the foregoing, and “control” means the power, directly or indirectly, through the ownership of voting securities or other ownership interests or otherwise, to direct the management of or elect or appoint a majority of the board of directors or other persons performing similar functions in lieu of, or in addition to, the board of directors of a corporation, trust, financial institution or other entity.

Further Issues of Debt Securities

The Republic may, without the consent of the holders of the debt securities, create and issue additional debt securities with the same terms and conditions as any series of bonds (or that are the same in all respects except for the amount of the first interest payment and for the interest paid on the series of debt securities prior to the issuance of the additional debt securities) provided, however, that such additional notes do not have a greater amount of original issue discount for U.S. federal tax purposes than the outstanding notes have as of the date of the issue of such additional notes. The Republic may consolidate such additional debt securities with the outstanding debt securities to form a single series. Any further debt securities forming a single series with the outstanding debt securities of any series constituted by a Fiscal Agency Agreement shall be constituted by a supplement to such relevant Fiscal Agency Agreement.

TAXATION

The following discussion summarizes certain Philippine and U.S. federal income tax considerations that may be relevant to you if you invest in debt securities of the Republic. This summary is based on laws, regulations, rulings and decisions now in effect, all of which may change. Any change could apply retroactively and could affect the continued validity of this summary.

This summary does not describe all of the tax considerations that may be relevant to you or your situation, particularly if you are subject to special tax rules. You should consult your tax advisor about the tax consequences of holding debt securities, including the relevance to your particular situation of the considerations discussed below, as well as of state, local or other tax laws.

Philippine Taxation

The following is a summary of certain Philippine tax consequences that may be relevant to non-Philippine holders of the debt securities in connection with the holding and disposition of the debt securities. The Republic uses the term “non-Philippine holders” to refer to (i) non-residents of the Philippines who are neither citizens of the Philippines nor are engaged in trade or business within the Philippines or (ii) non-Philippine corporations not engaged in trade or business in the Philippines.

This summary is based on Philippine laws, rules, and regulations in effect as of the date of this prospectus, all of which are subject to change and may apply retroactively. It is not intended to constitute a complete analysis of the tax consequences under Philippine law of the receipt, ownership, or disposition of the debt securities, in each case by non-Philippine holders, nor to describe any of the tax consequences that may be applicable to citizens or residents of the Republic.

If you are not a non-Philippine holder, you should consult your tax advisor about the consequences of holding these debt securities.

Effect of Holding Global Bonds

Payments by the Republic of principal of and interest on the debt securities to a non-Philippine holder will not subject such non-Philippine holder to taxation in the Philippines by reason solely of the holding of the debt securities or the receipt of principal or interest in respect thereof.

Taxation of Interest on the Global Bonds

When the Republic makes payments of principal and interest to you, as a non-Philippine holder of the debt securities, no amount will be withheld from such payments for, or on account of, any taxes of any kind imposed, levied, withheld or assessed by the Philippines or any political subdivision or taxing authority thereof or therein.

Taxation of Capital Gains

Non-Philippine holders of the debt security will not be subject to Philippine income or withholding tax in connection with the sale, exchange, or retirement of a debt security if such sale, exchange or retirement is made outside the Philippines or an exemption is available under an applicable tax treaty in force between the Philippines and the country of domicile of the non-Philippine holder. If the debt securities have a maturity of more than five years from the date of issuance, any gains realized by a holder of the debt security will not, under the Philippine Tax Code, be subject to Philippine income tax.

Documentary Stamp Taxes

No documentary stamp tax is imposed upon the transfer of the debt securities. A documentary stamp tax at the rate of ₱1.00 for every ₱200.00 of the issue value of the debt securities is payable upon the issuance of the debt securities and will be for the account of the Republic. Beginning on January 1, 2018, the rate of documentary stamp tax will increase to ₱2.00 for every ₱200.00 of the issue value of the debt securities.

Estate and Donor’s Taxes

The transfer of a debt security by way of succession upon the death of a non-Philippine holder will be subject to Philippine estate tax at progressive rates ranging from 5% to 20% if the value of the net estate of properties located in the Philippines is over ₱200,000. Beginning on January 1, 2018, the rate of estate tax will be a fixed rate of 6% based on the value of the value of the net estate.

The transfer of a debt security by gift to an individual who is related to the non-Philippine holder will generally be subject to a Philippine donor’s tax at progressive rates ranging from 2% to 15% if the value of the net gifts of properties located in the Philippines exceeds ₱100,000 during the relevant calendar year. Gifts to unrelated donees are generally subject to tax at a flat rate of 30%. An unrelated donee is a person who is not a (i) brother, sister (whether by whole or half blood), spouse, ancestor, or lineal descendant or (ii) relative by consanguinity in the collateral line within the fourth degree of relationship. Beginning on January 1, 2018, the rate of donor’s tax will be a fixed rate of 6% based on the total gifts to related or unrelated donees in excess of ₱250,000.

The foregoing apply even if the holder is a non-Philippine holder. However, the Republic will not collect estate and donor’s taxes on the transfer of the debt securities by gift or succession if the deceased at the time of death, or the donor at the time of donation, was a citizen and resident of a foreign country that provides certain reciprocal rights to citizens of the Philippines (a “Reciprocating Jurisdiction”). For these purposes, a Reciprocating Jurisdiction is a foreign country which at the time of death or donation (i) did not impose a transfer tax of any character in respect of intangible personal property of citizens of the Philippines not residing in that foreign country or (ii) allowed a similar exemption from transfer or death taxes of every character or description in respect of intangible personal property owned by citizens of the Philippines not residing in that foreign country.

United States Tax Considerations

The following discussion summarizes certain material U.S. federal income tax consequences that may be relevant to you if you invest in debt securities. This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), applicable U.S. Treasury Regulations, published rulings, administrative pronouncements, and court decisions in effect on the date of this prospectus, all of which are subject to change, possibly with retroactive effect. Any such change could affect the tax consequences described below. This summary deals only with beneficial owners of debt securities that will hold debt securities as capital assets. The discussion does not cover all aspects of U.S. federal income taxation that may be relevant to, or the actual tax effect that any of the matters described herein will have on, the acquisition, ownership or disposition of debt securities by particular investors (including consequences under the alternative minimum tax or net investment income tax), and does not address state, local, U.S. estate and gift, non-U.S. or other tax laws. It also does not address considerations that may be relevant to you if you are an investor that is subject to special tax rules (such as a financial institution, real estate investment trust, regulated investment company, insurance company, dealer in securities or currencies, trader in securities or commodities that elects mark to market treatment, a person that will hold debt securities in an individual retirement account or other tax deferred account, as a hedge against currency risk or as a position in a “straddle” or conversion transaction, a tax exempt organization, a person that has ceased to be a U.S. citizen or lawful permanent resident of the United States, an investor holding the debt securities in connection with a trade or business conducted outside of the United States, a U.S. citizen or lawful permanent residents living abroad or a U.S. holder whose “functional currency” is not the U.S. dollar).

You will be a U.S. holder if you are, for U.S. income tax purposes: (i) an individual who is a citizen or resident of the United States, (ii) a corporation created or organized in or under the laws of the United States or any state thereof (including the District of Columbia), (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source or (iv) a trust if a court within the United States is able to execute primary supervision over its administration and one or more U.S. persons have the authority to control all the substantial decisions of such trust. Notwithstanding the preceding sentence, to the extent provided in U.S. Treasury Regulations, certain trusts in existence on August 20, 1996, treated as United States persons prior to such date, and that have a valid election in effect to be treated as a United States person, shall also be considered U.S. holders.

A “non-U.S. holder” is any person other than an entity treated as a partnership for U.S. federal income tax purposes that is not a U.S. holder.

If you are a partner in an entity treated as a partnership for U.S. federal income tax purposes that holds debt securities, the tax consequences of an investment in debt securities will generally depend on the status of the partners and the activities of the partnership. Prospective purchasers that are entities treated as partnerships for U.S. federal income tax purposes should consult their tax advisors concerning the U.S. federal income tax consequences to them and their partners of the acquisition, ownership and disposition of debt securities by the partnership.

You should consult your own tax advisor concerning the particular U.S. federal income tax consequences to you of ownership and disposition of debt securities, as well as the consequences to you arising under state and local tax laws, U.S. estate and gift tax laws, and the laws of any other taxing jurisdiction, and possible changes in tax law.

Under recently enacted legislation, U.S. holders that use an accrual method of accounting for tax purposes generally will be required to include certain amounts in income no later than the time such amounts are reflected on certain financial statements. The application of this rule thus may require the accrual of income earlier than would be the case under the general tax rules described below, although the precise application of this rule is unclear at this time. This rule generally will be effective for tax years beginning after December 31, 2017 or, for debt securities issued with original issue discount, for tax years beginning after December 31, 2018. U.S. holders that use an accrual method of accounting should consult with their tax advisors regarding the potential applicability of this legislation to their particular situation.

Bearer debt securities are not being offered to U.S. holders. A U.S. holder who owns a bearer debt security may be subject to limitations under U.S. income tax laws, including the limitations provided in sections 165(j) and 1287(a) of the Code.

United States Holders

Payments or Accruals of Interest

Payments or accruals of “qualified stated interest” (as defined below) on a debt security will be taxable to you as ordinary interest income at the time that you receive or accrue such amounts (in accordance with your regular method of tax accounting). If you use the cash method of tax accounting and you receive payments of interest pursuant to the terms of a debt security in a currency other than U.S. dollars (a “foreign currency”), the amount of interest income you will realize will be the U.S. dollar value of the foreign currency payment based on the exchange rate in effect on the date you receive the payment regardless of whether you convert the payment into U.S. dollars. If you are an accrual basis U.S. holder, the amount of interest income you will realize will be based on the average exchange rate in effect during the interest accrual period (or with respect to an interest accrual period that spans two taxable years, at the average exchange rate for the partial period within each taxable year). Alternatively, an accrual basis U.S. holder may elect to translate all interest income on foreign currency denominated debt securities at the spot rate of exchange on the last day of the accrual period (or the last day of the accrual period in each taxable year, in the case of an accrual period that spans more than one taxable year), or on the date that you receive the interest payment if that date is within five business days of the end of the accrual period. If you make this election you must apply it consistently to all debt instruments from year to year and you cannot change the election without the consent of the Internal Revenue Service (the “IRS”). If you use the accrual method of accounting for tax purposes you will recognize foreign currency gain or loss on the receipt of a foreign currency interest payment if the exchange rate in effect on the date the payment is received differs from the rate applicable to a previous accrual of that interest income regardless of whether the payment is in fact converted into U.S. dollars. This foreign currency gain or loss will be treated as U.S. source ordinary income or loss.

Payments of interest on the debt securities and original issue discount (as defined below), if any, accrued with respect to the debt securities will be treated as non-U.S. source income for the purposes of calculating a U.S. holder’s foreign tax credit limitation. The limitation on non-U.S. taxes eligible for the U.S. foreign tax credit is calculated separately with respect to specific classes of income. The rules relating to foreign tax credits and the timing thereof are complex. You should consult your own tax advisors regarding the availability of a foreign tax credit under your particular situation.

The Purchase, Sale, and Retirement of Debt Securities

You will generally recognize gain or loss on the sale or retirement of debt securities equal to the difference between the amount realized on the sale or retirement and the tax basis of the debt securities. Your tax basis in a debt security generally will equal the cost of the debt security to you increased by any amounts that you are required to include in income under the rules governing original issue discount and market discount and will decrease by the amount of any amortized premium and any payments other than qualified stated interest made on the debt security. The rules for determining these amounts are discussed below. If you purchase a debt security that is denominated in a foreign currency, the cost to you (and therefore, generally, your initial tax basis) will be the U.S. dollar value of the foreign currency purchase price on the date of purchase calculated at (i) the exchange rate in effect on the date of purchase or (ii) if the foreign currency debt security is traded on an established securities market and you are a cash basis taxpayer, or if you are an accrual basis taxpayer that so elects, the spot rate of exchange on the settlement date of your purchase. The amount of any subsequent adjustments to your tax basis in a debt security in respect of foreign currency denominated original issue discount, market discount and premium will be determined in the manner described below. If you convert U.S. dollars into a foreign currency and then immediately use that foreign currency to purchase a debt security, you generally will not have any taxable gain or loss as a result of the conversion or purchase.

When you sell or exchange a debt security, or if a debt security is retired, you generally will recognize gain or loss equal to the difference between the amount you realize on the transaction (less any accrued but unpaid interest not previously included in income, which will be subject to tax in the manner described above under “Payments or Accruals of Interest”) and your tax basis in the debt security. If you sell or exchange a debt security for a foreign currency, or receive foreign currency on the retirement of a debt security, the amount you will realize for U.S. federal income tax purposes generally will be the U.S. dollar value of the foreign currency that you receive calculated at (i) the exchange rate in effect on the date the foreign currency debt security is disposed of or retired or (ii) if you dispose of a foreign currency debt security that is traded on an established securities market and you are a cash basis U.S. holder, or if you are an accrual basis holder that so elects, the spot rate of exchange on the settlement date of the sale, exchange or retirement.

The election available to accrual basis taxpayers in respect of the purchase and sale of foreign currency debt securities traded on an established securities market, which is discussed in the two preceding paragraphs, must be applied consistently to all debt instruments from year to year and cannot be changed without the consent of the IRS.

Except as discussed below with respect to market discount, short-term debt securities and foreign currency gain or loss, the gain or loss that you recognize on the sale, exchange or retirement of a debt security generally will be capital gain or loss, and will be long-term capital gain or loss if you have held the debt security for more than one year. The Code provides preferential treatment under certain circumstances for net long-term capital gains recognized by non-corporate investors. Capital gain or loss, if any, recognized by a U.S. holder generally will be treated as U.S. source income or loss for U.S. foreign tax credit purposes. The ability of U.S. holders to offset capital losses against income is limited.

Despite the foregoing, the gain or loss that you recognize on the sale, exchange or retirement of a foreign currency debt security generally will be treated as ordinary income or loss to the extent that the gain or loss is attributable to changes in exchange rates during the period in which you held the debt security. This foreign currency gain or loss will not be treated as an adjustment to interest income that you receive on the debt security.

Original Issue Discount

If the Republic issues debt securities at a discount from their stated redemption price at maturity, and the discount is equal to or more than the product of one-fourth of one per cent (0.25%) of the stated redemption price at maturity of the debt securities multiplied by the number of full years to their maturity, the debt securities will be “OID debt securities.” The difference between the issue price and the stated redemption price at maturity of OID debt securities is the “original issue discount” or “OID” on OID debt securities. The “issue price” of the debt securities will be the first price at which a substantial amount of the debt securities is sold to the public (i.e., excluding sales of debt securities to underwriters, placement agents, wholesalers or similar persons). The “stated redemption price at maturity” will include all payments under the debt securities other than payments of qualified stated interest. The term “qualified stated interest” generally means stated interest that is unconditionally payable in cash or property (other than debt instruments issued by the Republic) at least annually during the entire term of a debt security at a single fixed interest rate or, subject to certain conditions, based on one or more variable rates. A debt security that provides for the payment of amounts other than qualified stated interest before maturity (an “installment obligation”) will be treated as an OID debt security if the excess of its stated redemption price at maturity over its issue price is equal to or greater than 0.25% of its stated redemption price at maturity multiplied by the weighted average maturity of the debt security. The weighted average maturity is the sum of the following amounts determined for each payment on a debt security (other than a payment of qualified stated interest): (i) the number of complete years from the issue date until the payment is made multiplied by (ii) a fraction, the numerator of which is the amount of the payment and the denominator of which is the debt security’s stated redemption price at maturity.

If you invest in OID debt securities you generally will be subject to the special tax accounting rules for OID obligations provided by the Code and U.S. Treasury Regulations promulgated thereunder. You should be aware that, as described in greater detail below, if you invest in an OID debt security you generally will be required to include OID in your gross income as ordinary income for U.S. federal income tax purposes as it accrues, although you may not yet have received the cash attributable to that income.

In general, and regardless of whether you use the cash or the accrual method of tax accounting, if you are the holder of an OID debt security with a maturity greater than one year, you will be required to include in your gross income the sum of the “daily portions” of OID on that debt security for all days during the taxable year that you own the debt security. The daily portions of OID on an OID debt security are determined by allocating to each day in any accrual period a ratable portion of the OID allocable to that period. Accrual periods may be any length and may vary in length over the term of an OID debt security, so long as no accrual period is longer than one year and each scheduled payment of principal or interest occurs on the first or last day of an accrual period. If you are the initial holder of the debt security, the amount of OID on an OID debt security allocable to each accrual period is determined by:

(i) multiplying the “adjusted issue price” (as defined below) of the debt security at the beginning of the accrual period by a fraction, the numerator of which is the annual yield to maturity of the debt security and the denominator of which is the number of accrual periods in a year; and

(ii) subtracting from that product the amount (if any) of qualified stated interest payments allocable to that accrual period.

An OID debt security that is a floating rate debt security will be subject to special rules. Generally, if a floating rate debt security qualifies as a “variable rate debt instrument” (as defined in applicable U.S. Treasury Regulations), then (i) all stated interest with respect to such floating rate debt security will be qualified stated interest and hence included in a U.S. holder’s income in accordance with such U.S. holder’s normal method of accounting for U.S. federal income tax purposes, and (ii) the amount of OID, if any, will be determined under the general OID rules (as described above) by assuming that the variable rate is a fixed rate equal, in general, to the value of the floating rate as of the issue date.

If a floating rate debt security does not qualify as a “variable rate debt instrument,” such floating rate debt security will be classified as a contingent payment debt instrument and will be subject to special rules for calculating the accrual of stated interest and original issue discount.

Any special considerations with respect to the tax consequences of holding a floating rate debt security will be provided in the applicable prospectus supplement.

The “adjusted issue price” of an OID debt security at the beginning of any accrual period will generally be the sum of the debt security’s issue price and the amount of OID previously includable in the gross income of the holder, reduced by the amount of all payments other than any qualified stated interest payments on the debt security in all prior accrual periods. All payments on an OID debt security, other than qualified stated interest, generally will be viewed first as payments of previously accrued OID (to the extent of the previously accrued discount), with payments considered made from the earliest accrual periods first, and then as a payment of principal. The “annual yield to maturity” of a debt security is the discount rate (appropriately adjusted to reflect the length of accrual periods) that causes the present value on the issue date of all payments on the debt security to equal the issue price. As a result of this “constant yield” method of including OID income, you will generally be required to include in your gross income increasingly greater amounts of OID over the life of an OID debt security.

You generally may make an irrevocable election to include in income your entire return on a debt security (i.e., the excess of all remaining payments to be received on the debt security, including payments of qualified stated interest, over the amount you paid for the debt security) under the constant yield method described above. This election will generally apply only to the debt security with respect to which it is made and may not be revoked without the consent of the IRS. For debt securities purchased at a premium or bearing market discount in your hands, if you make this election you will also be deemed to have made the election (discussed below under the caption “Premium and Market Discount”) to amortize premium or to accrue market discount in income currently on a constant yield basis and such election would apply to all debt instruments with market discount acquired by the electing U.S. holder on or after the first day of the first taxable year to which the election applies. U.S. holders should consult their tax advisors concerning the propriety and consequences of this election.

In the case of an OID debt security that is also a foreign currency debt security, you should determine the U.S. dollar amount includable as OID for each accrual period by (i) calculating the amount of OID allocable to each accrual period in the foreign currency using the constant yield method, and (ii) translating the foreign currency amount so determined at the average exchange rate in effect during that accrual period (or, with respect to an interest accrual period that spans two taxable years, at the average exchange rate for the partial period within each taxable year). Alternatively, you may translate the foreign currency amount so determined at the spot rate of exchange on the last day of the accrual period (or the last day of the accrual period in each taxable year, in the case of an accrual period that spans more than one taxable year) or at the spot rate of exchange on the date of receipt, if that date is within five business days of the last day of the accrual period, provided that you have made the election described under the caption “Payments or Accruals of Interest” above. Because exchange rates may fluctuate, if you are the holder of an OID debt security that is also a foreign currency debt security you may recognize a different amount of OID income in each accrual period than would be the case if you were the holder of an otherwise similar OID debt security denominated in U.S. dollars. Upon the receipt of an amount attributable to OID (whether in connection with a payment of an amount that is not qualified stated interest or the sale or retirement of the OID debt security), you may recognize ordinary income or loss measured by the difference between the amount received, translated into U.S. dollars at the exchange rate in effect on the date of receipt or on the date of disposition of the OID debt security, as the case may be, and the amount accrued, using the exchange rate applicable to such previous accrual.

If you purchase an OID debt security outside of the initial offering at a cost less than its “remaining redemption amount” or if you purchase an OID debt security in the initial offering at a price other than the debt security’s issue price, you will also generally be required to include in gross income the daily portions of OID, calculated as described above. However, if you acquire an OID debt security at a price (i) less than or equal to the remaining redemption amount but (ii) greater than its adjusted issue price, you will be entitled to reduce your periodic inclusions to reflect the premium paid over the adjusted issue price. (As discussed under “Premium and Market Discount” below, if you purchase an OID debt security at a price greater than its remaining redemption amount, the OID rules described in this section will not apply.) The “remaining redemption amount” for an OID debt security is the total of all future payments to be made on the debt security other than qualified stated interest.

Certain of the OID debt securities may be redeemed prior to maturity, either at the option of the Republic or at the option of the holder, or may have special repayment or interest rate reset features as indicated in the pricing supplement. OID debt securities containing these features may be subject to rules that differ from the general rules discussed above. If you purchase OID debt securities with these features, you should carefully examine the pricing supplement and consult your tax advisor about their treatment since the tax consequences of OID will depend, in part, on the particular terms and features of the debt securities.

OID accrued with respect to an OID debt security will be treated as non-U.S. source income for the purposes of calculating a U.S. holder’s foreign tax credit limitation. The limitation on non-U.S. taxes eligible for the U.S. foreign tax credit is calculated separately with respect to specific classes of income. The rules relating to foreign tax credits and the timing thereof are complex. You should consult your own tax advisor regarding the availability of a foreign tax credit under your particular situation.

Short-Term Debt Securities

Special rules may apply to a debt security with a maturity of one year or less (“a short-term debt security”). If you are an accrual basis holder, you will be required to accrue OID on the short-term debt security on either a straight line basis or, at the election of the holder, under a constant yield method (based on daily compounding). No interest payments on a short-term debt security will be qualified stated interest. Consequently, such interest payments are included in the short-term debt security’s stated redemption price at maturity. Since the amount of OID is calculated in the same manner as described above under “Original Issue Discount,” such interest payments may give rise to OID (or acquisition discount, as defined below) even if the short-term debt securities are not actually issued at a discount. If you are a cash basis holder and do not elect to include OID in income as it accrues, you will not be required to include OID in income until you actually receive payments on the debt security. However, you will be required to treat any gain upon the sale, exchange or retirement of the debt security as ordinary income to the extent of the accrued OID on the debt security that you have not yet taken into income at the time of the sale. Also, if you borrow money (or do not repay outstanding debt) to acquire or hold the debt security, you may not be allowed to deduct interest on the borrowing that corresponds to accrued OID on the debt security until you include the OID in your income.

Alternatively, regardless of whether you are a cash basis or accrual basis holder, you can elect to accrue any “acquisition discount” with respect to the short-term debt security on a current basis. Acquisition discount is the excess of the stated redemption price at maturity of the debt security over the purchase price. Acquisition discount will be treated as accruing ratably or, at the election of the holder, under a constant yield method (based on daily compounding). If you elect to accrue acquisition discount, the OID rules will not apply. U.S. holders should consult their own tax advisors as to the application of these rules.

As described above, certain of the debt securities may be subject to special redemption features. These features may affect the determination of whether a debt security has a maturity of one year or less and thus is a short- term debt security. If you purchase a debt security, you should carefully examine the pricing supplement and consult your tax advisor about these features.

Premium and Market Discount

If you purchase a debt security at a cost greater than the debt security’s remaining redemption amount, you will be considered to have purchased the debt security at a premium, and you may elect to amortize the premium as an offset to interest income, using a constant yield method, over the remaining term of the debt security. If you make this election, it generally will apply to all debt instruments that you hold at the time of the election, as well as any debt instruments that you subsequently acquire. In addition, you may not revoke the election without the consent of the IRS. If you elect to amortize the premium you will be required to reduce your tax basis in the debt security by the amount of the premium amortized during your holding period. In the case of premium on a foreign currency debt security, you should calculate the amortization of the premium in the foreign currency. Amortization deductions attributable to a period reduce interest payments (or OID) in respect of that period, and therefore are translated into U.S. dollars at the rate that you use for those interest payments (or OID). Exchange gain or loss will be realized with respect to amortized premium on a foreign currency debt security based on the difference between the exchange rate computed on the date or dates the premium is amortized against interest payments (or OID) on the debt security and the exchange rate on the date when the holder acquired the debt security. For a U.S. holder that does not elect to amortize premium, the amount of premium will be included in your tax basis when the debt security matures or is disposed of. Therefore, if you do not elect to amortize premium and you hold the debt security to maturity, you generally will be required to treat the premium as capital loss when the debt security matures.

A debt security other than a short-term debt security will be treated as purchased at a market discount (a “market discount debt security”) if the debt security’s stated redemption price at maturity or, in the case of an OID debt security, the debt security’s “revised issue price,” exceeds the amount for which the U.S. holder purchased the debt security by at least one-fourth of one per cent (0.25%) of such debt security’s stated redemption price at maturity or revised issue price, respectively, multiplied by the number of complete years from the date acquired by the U.S. holder to the debt security’s maturity. For these purposes, the “revised issue price” of a debt security generally equals its issue price, increased by the amount of any OID that has accrued on the debt security and reduced by the amount of any payments previously made that were not qualified stated interest.

Any gain recognized on the sale or retirement of a market discount debt security will be treated as ordinary income to the extent of the accrued market discount on such debt security. Alternatively, a U.S. holder of a market discount debt security may avoid such treatment by electing to include market discount in income currently over the life of the debt security. Such an election shall apply to all debt instruments with market discount acquired by the electing U.S. holder on or after the first day of the first taxable year to which the election applies. This election may not be revoked without the consent of the IRS.

Market discount on a market discount debt security will accrue on a straight line basis unless the U.S. holder elects to accrue such market discount on a constant yield method. Such an election shall apply only to the debt security with respect to which it is made and may not be revoked. A U.S. holder of a market discount debt security that does not elect to include market discount in income currently may be required to defer deductions for interest on borrowings incurred to purchase or carry a market discount debt security. Such interest is deductible when paid or incurred to the extent of income from the debt security for the year. If the interest expense exceeds such income, such excess is currently deductible only to the extent that such excess exceeds the portion of the market discount allocable to the days during the taxable year on which such debt security was held by the U.S. Holder. Any accrued market discount on a foreign currency debt security that is currently includable in income will generally be translated into U.S. dollars at the average rate for the accrual period (or portion thereof within the holder’s taxable year). Upon the receipt of an amount attributable to accrued market discount, the U.S. Holder may recognize U.S. source exchange gain or loss (which will be taxable as ordinary income or loss) determined in the same manner as for accrued interest or OID. A U.S. Holder that does not elect to include market discount in income currently will recognize, upon the sale or retirement of the debt securities, the U.S. dollar value of the amount accrued, calculated at the spot rate on that date, and no part of this accrued market discount will be treated as exchange gain or loss.

Disposition of Foreign Currency

Foreign currency received as interest on a debt security or on the sale or retirement of a debt security will have a tax basis equal to its U.S. dollar value at the time the foreign currency is received. Foreign currency that is purchased will generally have a tax basis equal to the U.S. dollar value of the foreign currency on the date of purchase. Any gain or loss recognized on a sale or other disposition of a foreign currency (including its use to purchase debt securities or upon exchange for U.S. dollars) will be U.S. source ordinary income or loss.

Warrants

A description of the tax consequences of an investment in warrants will be provided in the applicable prospectus supplement.

Indexed Debt Securities and Other Debt Securities Providing for Contingent Payments

Special rules govern the tax treatment of debt obligations that provide for contingent payments (“contingent debt obligations”). These rules generally require accrual of interest income on a constant yield basis in respect of contingent debt obligations at a yield determined at the time of issuance of the obligation, and may require adjustments to these accruals when any contingent payments are made. In addition, special rules may apply to floating rate debt securities if the interest payable on the debt securities is based on more than one interest rate index. We will provide a detailed description of the tax considerations relevant to U.S. holders of any debt securities that are subject to the special rules discussed in this paragraph in the relevant prospectus supplement.

Non-U.S. Holders

The following summary applies to you if you are a non-U.S. holder, as defined above.

Subject to the discussion below under the caption “Information Reporting and Backup Withholding,” the interest income that you derive in respect of the debt securities generally will be exempt from U.S. federal income taxes, including U.S. withholding tax on payments of interest (including OID) unless such income is effectively connected with the conduct of a trade or business within the United States. Further, any gain you realize on a sale or exchange of debt securities generally will be exempt from U.S. federal income tax, including U.S. withholding tax, unless:

•	your gain is effectively connected with the conduct of a trade or business within the United States; or

•

you are an individual holder and are present in the United States for 183 days or more in the taxable year of the sale, and either (i) your gain is attributable to an office or other fixed place of business that you maintain in the United States or (ii) you have a tax home in the United States.

Information Reporting and Backup Withholding

In general, information reporting requirements may apply to certain payments of principal, interest and accruals of OID made within the United States on a debt security, including payments made by the U.S. office of a paying agent, broker or other intermediary, and to proceeds of a sale, exchange, or retirement of a debt security effected at the U.S. office of a U.S. or foreign broker. “Backup withholding” may apply to such payments or proceeds if the beneficial owner fails to provide a correct taxpayer identification number or fails to otherwise comply with the applicable backup withholding rules. Certain persons (including, among others, corporations) and non-U.S. holders which provide an appropriate certification or otherwise qualify for exemption are not subject to the backup withholding and information reporting requirements.

Backup withholding is not an additional tax. Amounts withheld under the backup withholding rules from a payment made to a U.S. holder generally may be claimed as a credit against such holder’s U.S. federal income tax liability provided the appropriate information is furnished to the IRS.

U.S. holders should consult their tax advisors about these rules and any other reporting obligations that may apply to the ownership or disposition of debt securities, including requirements related to the holding of certain foreign financial assets.

Reportable Transactions

A U.S. taxpayer that participates in a “reportable transaction” will be required to disclose its participation to the IRS. Under the relevant rules, if the debt securities are denominated in a foreign currency, a U.S. holder may be required to treat a foreign currency exchange loss from the debt securities as a reportable transaction if this loss exceeds the relevant threshold in the regulations ($50,000 in a single taxable year, if the U.S. holder is an individual or trust, or higher amounts for other non-individual U.S. holders), and to disclose its investment by filing Form 8886 with the IRS. A penalty in the amount of $10,000 in the case of a natural person and $50,000 in all other cases is generally imposed on any taxpayer that fails to timely file an information return with the IRS with respect to a transaction resulting in a loss that is treated as a reportable transaction. Prospective purchasers are urged to consult their tax advisors regarding the application of these rules.

PLAN OF DISTRIBUTION

The Republic may sell the debt securities or warrants in any of three ways:

•	through underwriters or dealers;

•	directly to one or more purchasers; or

•	through agents.

The prospectus supplement relating to a particular series of debt securities or warrants will set out:

•	the names of any underwriters or agents;

•	the purchase price of the securities;

•	the proceeds to the Republic from the sale;

•	any underwriting discounts and other compensation;

•	the initial public offering price;

•	any discounts or concessions allowed, reallowed or paid to dealers; and

•	any securities exchanges on which the securities will be listed.

Any underwriter involved in the sale of securities will acquire the securities for its own account. The underwriters may resell the securities from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices to be determined at the time of sale. The securities may be offered to the public either by underwriting syndicates represented by managing underwriters or by underwriters without a syndicate. Unless the prospectus supplement states otherwise, the underwriters will benefit from certain conditions that must be satisfied before they are obligated to purchase such securities and they will be obligated to purchase all of the securities if any are purchased. The underwriters may change any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers. The underwriters or certain of their affiliates may purchase securities and be allocated securities for asset management and/or proprietary purposes but not with a view to distribution.

If the Republic sells debt securities or warrants through agents, the prospectus supplement will identify the agent and indicate any commissions payable by the Republic. Unless the prospectus supplement states otherwise, all agents will act on a best efforts basis.

The Republic may authorize agents, underwriters or dealers to solicit offers by certain specified entities to purchase the securities from the Republic at the public offering price set forth in a prospectus supplement pursuant to delayed delivery contracts. The prospectus supplement will set out the conditions of the delayed delivery contracts and the commission receivable by the agents, underwriters or dealers for soliciting the contracts.

The Republic may offer securities as full, partial or alternative consideration for the purchase of other securities of the Republic, either in connection with a publicly announced tender, exchange or other offer for such securities or in privately negotiated transactions. The offer may be in addition to or in lieu of sales of securities directly or through underwriters or agents.

Agents and underwriters may be entitled to indemnification by the Republic against certain liabilities, including liabilities under the Securities Act of 1933, or to contribution from the Republic with respect to certain payments which the agents or underwriters may be required to make. Agents and underwriters may be customers of, engage in transactions with, or perform services (including commercial and investment banking services) for, the Republic in the ordinary course of business.

In compliance with Financial Industry Regulatory Authority guidelines, the maximum compensation to any underwriters or agents in connection with the sale of any securities pursuant to the prospectus and applicable prospectus supplements will not exceed 8% of the aggregate total offering price to the public of such securities as set forth on the cover page of the applicable prospectus supplement; however, it is anticipated that the maximum compensation paid will be significantly less than 8%.

Unless otherwise specified in the applicable prospectus supplement, if the Republic offers and sells securities outside the United States, each underwriter or dealer will acknowledge that:

•	the securities offered have not been and will not be registered under the Securities Act of 1933; and

•

the securities may not be offered or sold in the United States except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act of 1933. Each participating underwriter or dealer will agree that it has not offered or sold, and will not offer or sell, any debt securities constituting part of its allotment in the United States except in accordance with Rule 903 of Regulation S under the Securities Act of 1933. Accordingly, each underwriter or dealer will agree that neither the underwriter nor dealer nor its affiliates nor any persons acting on its or their behalf have engaged or will engage in any directed selling efforts with respect to the securities.

VALIDITY OF THE SECURITIES

The Secretary of the Department of Justice of the Republic will provide an opinion on behalf of the Republic as to the validity of the securities under Philippine law. Linklaters, United States counsel for the Republic, will provide an opinion on behalf of the Republic as to the validity of the securities under U.S. and New York State law. U.S. and Philippine counsel named in the applicable prospectus supplement will provide an opinion as to certain legal matters on behalf of the underwriters named in the applicable prospectus supplement.

AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

The authorized agent of the Republic in the United States is Ma. Theresa B. Dizon-De Vega, Consul General, the Philippine Consulate General, 556 Fifth Avenue, New York, New York 10036-5095.

EXPERTS; OFFICIAL STATEMENTS AND DOCUMENTS

Information contained herein that is identified as being derived from a publication of the Republic or one of its agencies or instrumentalities is included herein on the authority of such publication as an official public document of the Republic. All other information contained herein is included as an official public statement made on the authority of Rosalia de Leon, the Treasurer of the Philippines.

FURTHER INFORMATION

The Republic has filed a registration statement for the securities with the SEC under the Securities Act of 1933. This prospectus does not contain all of the information described in the registration statement. For further information, you should refer to the registration statement.

The Republic is not subject to the informational requirements of the Securities Exchange Act of 1934. The Republic commenced filing annual reports on Form 18-K with the SEC on a voluntary basis beginning with its fiscal year ended December 31, 2016. These reports include certain financial, statistical and other information concerning the Republic. The Republic may also file amendments on Form 18-K/A to its annual reports for the purpose of filing with the SEC exhibits which have not been included in the registration statement to which this prospectus and any prospectus supplements relate. When filed, these exhibits will be incorporated by reference into this registration statement.

You can request copies of the registration statement, including its various exhibits, upon payment of a duplicating fee, by writing to the SEC. You may also read and copy these documents at the SEC’s public reference room in Washington, D.C. or over the Internet at www.sec.gov.

SEC Public Reference Room

100 F Street, N.E.

Washington, D.C. 20549

Please call the SEC at 1-800-SEC-0330 for further information.

The SEC allows the Republic to incorporate by reference some information that the Republic files with the SEC. Incorporated documents are considered part of this prospectus. The Republic can disclose important information to you by referring you to those documents. The following documents, which the Republic has filed or will file with the SEC, are considered part of and incorporated by reference in this prospectus, any accompanying prospectus supplement and any accompanying pricing supplement:

•	the Republic’s annual report on Form 18-K for the year ended December 31, 2016 filed with the SEC on January 2, 2018; and

•	each subsequent annual report on Form 18-K and any amendment on Form 18-K/A filed on or after the date of this prospectus and before all of the debt securities and warrants are sold.

Later information that the Republic files with the SEC will update and supersede earlier information that it has filed.

ISSUER

Republic of the Philippines

Department of Finance, Office of the Secretary

Department of Finance Building

BSP Complex

Manila

Republic of the Philippines

LEGAL ADVISORS TO THE REPUBLIC OF THE PHILIPPINES

As to U.S. federal and New York State law:	As to Philippine law:
Linklaters	Department of Justice
10th Floor, Alexandra House	Padre Faura Street
18 Chater Road	Malate
Hong Kong	Manila
Republic of the Philippines

LEGAL ADVISORS TO THE UNDERWRITERS

As to U.S. federal and New York State law:	As to Philippine law:
Cleary Gottlieb Steen & Hamilton LLP	Romulo Mabanta Buenaventura
c/o 37th Floor, Hysan Place	Sayoc & de los Angeles
500 Hennessy Road	Corporate Banking & Finance
Hong Kong	21st Floor, Philamlife Tower
8767 Paseo de Roxas
Makati City
Republic of the Philippines

FISCAL AGENT, REGISTRAR, TRANSFER AGENT AND PRINCIPAL PAYING AGENT	LUXEMBOURG LISTING AGENT

The Bank of New York Mellon	The Bank of New York Mellon (Luxembourg) S.A.
101 Barclay Street	Vertigo Building—Polaris
New York, New York 10286	2-4 rue Eugène Ruppert
United States of America	L-2453 Luxembourg

LUXEMBOURG PAYING AND TRANSFER AGENT

The Bank of New York Mellon (Luxembourg) S.A.

Vertigo Building—Polaris

2-4 rue Eugène Ruppert

L-2453 Luxembourg